Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

STAR PARENT, INC.,

STAR MERGER SUB, INC.

AND

SYNEOS HEALTH, INC.

MAY 10, 2023

i

ii

Exhibit A      Form of Certificate of Merger

Schedule A    Antitrust and Foreign Investment Approvals

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 10, 2023, is entered into by and among Syneos Health, Inc., a Delaware corporation (the “Company”), Star Parent, Inc., a Delaware corporation (“Parent”), and Star Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of Merger Sub and the board of directors of the Company (the “Company Board”) have approved and declared advisable and in the best interests of each corporation and its respective stockholders, and the board of directors of Parent has approved and declared advisable and in the best interests of Parent and its stockholders, this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company, with the Company as the surviving corporation (the “Merger”), as more fully provided in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, Parent, as the sole stockholder of Merger Sub, has approved the adoption of this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Company Board has unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of The Veritas Capital Fund VIII, L.P., Elliott Associates, L.P., Elliott International, L.P. and Patient Square Equity Partners, LP (each, a “Guarantor” and collectively, the “Guarantors”) has delivered to the Company a guaranty (each, a “Guaranty” and collectively, the “Guarantees”), pursuant to which such Guarantor has agreed to guarantee certain of the obligations of Parent and Merger Sub hereunder; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01 Definitions.

(a) As used in this Agreement, the following terms have the following meanings:

“Acquired Companies” means, collectively, the Company and each of its Subsidiaries.

“Acquisition Proposal” means, other than the Transactions or any other proposal or offer from Parent or any of its Subsidiaries, any proposal or offer from a Third Party relating to (i) any direct or indirect acquisition or purchase, in a single transaction or series of related transactions, of (A) twenty percent (20%) or more of the assets, revenue or net income of the Acquired Companies, taken as a whole, or (B) twenty percent (20%) or more of the combined voting power or economic interests of the Company; (ii) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act) acquiring beneficial ownership of twenty percent (20%) or more of the combined voting power or economic interests of the Company; (iii) any merger, consolidation, amalgamation, joint venture, business combination, recapitalization, issuance of securities, liquidation, dissolution, share exchange or other transaction involving the Company or any of its Subsidiaries in which a Third Party or its shareholders, if consummated, would directly or indirectly acquire beneficial ownership of twenty percent (20%) or more of the combined voting power or economic interests of the Company or the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity; or (iv) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

“Anti-Corruption Laws” means all Applicable Laws relating to the prevention of corruption, bribery and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977 or any successor statute, rules or regulations thereto.

“Antitrust and Foreign Investment Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition law or investment control (including foreign direct investment) authorities of any other jurisdiction (whether U.S., foreign, multinational or supranational).

“Applicable Law” means, with respect to any Person, any Law or Governmental Order, in each case, that is binding upon or applicable to such Person, as amended, unless expressly specified otherwise.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York or the Federal Reserve Bank of San Francisco is closed.

“CARES Act” means, collectively, the Coronavirus Aid, Relief, and Economic Security Act or any similar applicable federal, state or local Law, as may be amended or modified, including any rules or regulations promulgated thereunder and any administrative or other guidance (including “Division N—Additional Coronavirus Response and Relief” of the “Consolidated Appropriations Act, 2021” (H.R. 133), IRS Notice 2020-65 and any Presidential Memoranda or Executive Order (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster issued on August 8, 2020)) published with respect thereto by any Governmental Authority.

“Class A Common Stock” means the Class A common stock, $0.01 par value per share, of the Company.

“Class B Common Stock” means the Class B common stock, $0.01 par value per share, of the Company.

“Code” means the Internal Revenue Code of 1986 or any successor statute, rules or regulations thereto.

“Commitment Letters” means the Debt Commitment Letters and the Equity Commitment Letters.

“Company 2029 Indenture” means that certain Indenture, dated as of November 24, 2020, among the Company, each of the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, together with any supplemental indentures thereunder and including the terms and provisions of the Company 2029 Notes.

“Company Balance Sheet” means the consolidated unaudited balance sheet of the Company as of March 31, 2023 and the notes thereto.

“Company Balance Sheet Date” means March 31, 2023.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the Class A Common Stock and the Class B Common Stock.

“Company Compensatory Award” means each Company Option, Company PSU Award and Company RSU Award.

“Company Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of November 4, 2022, among the Company, as administrative borrower, Syneos Health US, Inc., as borrower, the guarantors party thereto from time to time, the lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (as amended, modified or otherwise supplemented).

“Company Debt Agreements” mean the Company Credit Agreement and the Company Receivables Financing Agreement.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub in connection with the execution of this Agreement.

“Company ESPP” means the Company’s 2016 Employee Stock Purchase Plan, as amended and/or amended and restated from time to time.

“Company IP” means all Intellectual Property Rights owned by any Acquired Company.

“Company IT Assets” means tangible information technology assets, systems, and networks, software, hardware, telecommunication systems and related equipment, in each case, that are owned and controlled by the Acquired Companies in the conduct of their businesses.

“Company Material Adverse Effect” means any Effect that (i) has prevented or materially impaired, or would reasonably be expected to prevent or materially impair, the ability of the Company to consummate the Transactions, or (ii) has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the Acquired Companies, taken as a whole; provided, however, that, for purposes of this clause (ii), in no event would any of the following, alone or in combination, be deemed to constitute, nor shall any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in Applicable Law, GAAP or any applicable accounting standards or any interpretation thereof; (b) general economic, political or business conditions or changes therein, or acts of terrorism or changes in geopolitical conditions (including commencement, continuation or escalation of war, armed hostilities or national or international calamity or any escalation or worsening relating to any of the foregoing); (c) financial and capital markets conditions, including interest rates and currency exchange rates, and any changes therein; (d) seasonal fluctuations in the business of the Acquired Companies; (e) any change generally affecting the industries in which the Acquired Companies operate; (f) the negotiation, entry into or announcement of this Agreement, the pendency or consummation of the Transactions or the performance of this Agreement (including (A) the initiation of litigation by any stockholder of the Company (or a derivative or similar claim) to the extent asserting allegations of breach of fiduciary duty or under securities laws relating to this Agreement or the Transactions or (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Acquired Companies, in each case, to the extent resulting from the negotiation, entry into, announcement, pendency or performance of this Agreement or identity of the parties to this Agreement or any communication by Parent regarding the plans or intentions of Parent with respect to the conduct of the business of the Acquired Companies) (provided that this clause (f) shall not apply to, and shall be disregarded with respect to, references to “Company Material Adverse Effect” in the representations and warranties made by the Company in Section 4.02, Section 4.03, Section 4.04 and Section 4.17(i)); (g) the compliance with the terms of this Agreement or the taking of any action required or expressly contemplated by this Agreement or requested by Parent in writing; (h) any act of God or natural disaster; (i) any change in the price or trading volume of the Company’s securities or other financial instruments, in and of itself (provided that this clause (i) shall not prevent a determination that any Effect underlying such change has resulted in a Company Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Company Material Adverse Effect)); (j) any failure of the Acquired Companies to meet any internal or published projections, estimates or forecasts (provided that this clause (j) shall not prevent a determination that any Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Company Material Adverse Effect)); (k) any pandemic (including COVID-19), public health event, outbreak of disease or illness, or any escalation or worsening relating to the foregoing, or any response of any Governmental Authority (including any COVID-19 Measures or other requirements for business closures or “sheltering-in-place”), related to any of the foregoing; or (l) any matter to which Parent hereafter consents in writing and for purposes of Section 8.02(c), any matters to the extent expressly set forth in the Company Disclosure Letter; provided, further, that in the case of the foregoing clauses (a), (b), (c), (d), (e) and (h), except to the extent that such matters disproportionately impact the Acquired Companies (taken as a whole) relative to other businesses in the industries in which the Acquired Companies operate.

“Company Option” means an option to purchase Company Common Stock.

“Company Owned Real Property” means each parcel of real property owned by an Acquired Company.

“Company Preferred Stock” means the preferred stock, $0.01 par value per share, of the Company.

“Company PSU Award” means an award of restricted stock units, with respect to shares of Company Common Stock that vests based on the achievement of performance goals (excluding, for clarity, Company RSU Awards).

“Company Receivables Financing Agreement” means that certain Receivables Financing Agreement dated as of June 29, 2018 among Syneos Health Receivables, LLC as borrower, PNC Bank, National Association as administrative agent and the various other parties thereto (as amended, modified or otherwise supplemented).

“Company RSU Award” means an award of restricted stock units, with respect to shares of Company Common Stock that vests based solely on the passage of time (excluding, for clarity, Company PSU Awards).

“Company Software” means proprietary software owned by the Acquired Companies.

“Company Stock Plans” means the Company’s 2018 Equity Incentive Plan, the Double Eagle Parent, Inc. 2016 Omnibus Equity Incentive Plan, the INC Research Holdings, Inc. 2010 Equity Incentive Plan and the INC Research Holdings, Inc. 2014 Equity Incentive Plan, in each case, as amended and/or amended and restated from time to time.

“Company Termination Fee” means an amount in cash equal to $115,000,000.

“Confidentiality Agreement” means that certain Confidentiality Agreement, between Patient Square Capital, L.P. and the Company.

“Continuing Employees” means all employees of any Acquired Company, who, as of immediately following the Closing, continue their employment with Parent, the Surviving Corporation or any of their Subsidiaries (including any Acquired Company).

“Contract” means any legally binding contract, agreement, letter contract, subcontract, arrangement, lease, sublease, license, sublicense or other commitment or undertaking.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any measures taken to comply with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester or any other Law, Governmental Order, directive, guidelines or recommendations by any Governmental Authority or quasi-governmental authority in response to COVID-19, including the CARES Act.

“Data Privacy and Security Requirements” means (i) all Applicable Laws, binding guidelines from Governmental Authorities, and reputable industry practice, standards, self-governing rules, and policies relating to the privacy and security of Personal Information or to the Processing of such information or data, including, without limitation, to the extent applicable to the Acquired Companies, the California Consumer Privacy Act of 2018 (“CCPA”) as amended by the California Privacy Rights Act (“CPRA”), the Virginia Consumer Data Protection Act (“VCDPA”), HIPAA, the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (British Columbia), the Personal Information Protection Act (Alberta), the Act respecting the protection of personal information in the private sector (Québec) and any comparable Law of any other jurisdiction of Canada, the European General Data Protection Regulation of April 27, 2016 (Regulation (EU) 2016/679 or “GDPR”) and/or any implementing or equivalent national Laws, the UK Data Protection Act 2018 and the GDPR as incorporated into UK Law pursuant to the European Union (Withdrawal) Act 2018 (collectively, “Privacy Laws”), (ii) all publicly-facing or written Acquired Companies’ policies and procedures relating to the Processing of Personal Information, including all published consumer-facing website privacy policies and formalized information security policies, (iii) An Act to Promote the Efficiency and Adaptability of the Canadian Economy by Regulating Certain Activities that Discourage Reliance on Electronic Means of Carrying out Commercial Activities, and to Amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act, SC 2010, c 23. and similar Laws in any country or jurisdiction applicable to the Acquired Companies, and (iv) those portions of Contracts to which an Acquired Company is bound and pertaining to the Processing of Personal Information by an Acquired Company.

“Debt Commitment Letter” means the debt commitment letter, dated the date hereof, among Parent and the Financing Sources party thereto (including all exhibits, annexes, schedules and term sheets attached thereto), as amended, amended and restated, supplemented, replaced or otherwise modified in compliance with this Agreement (and including any joinders thereto) or as required by Section 7.13(b), pursuant to which the Financing Sources party thereto have agreed, subject only to the applicable Financing Conditions, to provide or cause to be provided the debt financing described therein for the purposes of financing the Transactions.

“Debt Fee Letter” means that certain fee letter relating to the Debt Financing.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter or any Debt Financing Document.

“Debt Financing Documents” means any credit agreements, note purchase agreements, engagement letters, fee letters, indentures, guarantees, pledge and security documents, definitive financing documents, agreements, schedules or other certificates or documents contemplated by the Debt Financing.

“Disclosure Letter” means the Company Disclosure Letter or the Parent Disclosure Letter, as applicable.

“Effect” means any event, change, effect, fact, circumstance, development, condition or occurrence.

“Environmental Laws” means any and all applicable foreign, U.S. federal, state or local Laws relating to pollution, human health and safety (solely to the extent related to exposure to Hazardous Substances) or the protection of the environment, as in effect on or before the date hereof, including those relating to or imposing liability or standards of conduct for the generation, treatment, storage, transport, handling, remediation, cleanup, disposal or release of Hazardous Substances.

“Equity Commitment Letters” means, collectively, (i) that certain Equity Commitment Letter, dated as of the date hereof, delivered by Patient Square Equity Partners, LP to Parent, (ii) that certain Equity Commitment Letter, dated as of the date hereof, delivered by The Veritas Capital Fund VIII, L.P. to Parent and (iii) that certain Equity Commitment Letter, dated as of the date hereof, delivered by Elliott Associates, L.P. and Elliott International, L.P. to Parent.

“Equity Financing” means the equity financing to be provided pursuant to the Equity Commitment Letters.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would at any relevant time be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“FDA” means the U.S. Food and Drug Administration.

“Financing” means the Debt Financing and the Equity Financing.

“Financing Conditions” means (i) with respect to the Debt Financing, the conditions precedent expressly set forth or referred to in the sections titled “Conditions to Initial Borrowing” in Exhibits B and C to the Debt Commitment Letter and (ii) with respect to the Equity Financing, the conditions precedent set forth in Section 2 of each of the Equity Commitment Letters.

“Financing Deliverables” means the following customary documents to be delivered in connection with the Debt Financing: (i) a customary perfection certificate required in connection with the Debt Financing, (ii) a Payoff Letter with respect to the Company Credit Agreement, (iii) a Payoff Letter with respect to the Company Receivables Financing Agreement and (iv) at least three (3) Business Days prior to the Closing Date, documentation and other information reasonably requested at least ten (10) Business Days prior to the Closing Date by the Financing Sources under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the requirements of 31 C.F.R. §1010.230.

“Financing Related Persons” means (i) the Financing Sources, (ii) any Affiliates of the Financing Sources, (iii) the respective former, current and future officers, directors, employees, agents, attorneys, advisors, shareholders, representatives, stockholders, general or limited partners, members, controlling persons and other Representatives of each Person identified in the foregoing clauses (i) and (ii) and (iv) the permitted successors and assigns of each of the Persons described in the foregoing clauses (i), (ii) and (iii).

“Financing Sources” means the Persons that are party to, and have committed to provide or arrange, all or any part of the Debt Financing pursuant to the Debt Commitment Letter or any Debt Financing Document (or that have otherwise agreed to purchase securities or place securities or arrange or provide loans in lieu of the Debt Financing) and/or any additional or replacement lender, arranger, bookrunner, syndication agent or other entity acting in a similar capacity for the Debt Financing (but excluding, for the avoidance of doubt, Parent and Merger Sub) and, in each case, their respective successors and assigns.

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, county, municipal, local, supranational or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitral body (public or private), quasi-governmental authority, court or tribunal, or any self-regulatory organization (including Nasdaq).

“Governmental Healthcare Programs” means the Medicare and Medicaid Programs, the CHAMPUS Program, the TRICARE Program, and any other foreign, provincial, federal or state reimbursement or healthcare delivery program involving payment of governmental funds (including “Federal health care programs” as defined in 42 U.S.C. § 1320a 7b(f)).

“Governmental Order” means any order, judgment, injunction, decree, decision, ruling, assessment, writ, stipulation, verdict, determination or award, in each case, made, issued, promulgated or entered, whether preliminary or final, by or with any Governmental Authority (including any judicial or administrative directives).

“Hazardous Substances” means any materials, substances or wastes for which liability or standards of conduct are imposed pursuant to any Environmental Law due to their dangerous or deleterious properties or characteristics, including asbestos-containing materials, polychlorinated biphenyls, per- and polyfluoroalkyl substances, petroleum or petroleum products, radioactive materials, toxic mold and radon gas.

“Healthcare Laws” means all Applicable Laws relating to the following: (i) Regulatory Laws; (ii) Laws relating to any Governmental Healthcare Program, including the Medicare and Medicaid statutes (Title XVIII and Title XIX of the Social Security Act) and the federal TRICARE statute (10 U.S.C. § 1071 et seq.); (iii) Laws pertaining to human subject research, clinical trials, laboratory testing, genetic testing, biospecimen collection or testing, non-clinical testing, biohazards, pharmacies, and controlled substances; (iv) the applicable legal requirements of the International Conference on Harmonization Guideline for Good Clinical Practice E6(R2), as adopted into Law, and all applicable legal requirements relating to protection of human research subjects including without limitation those contained in the Federal Policy for the Protection of Human Subjects, 45 C.F.R. Part 46, 21 C.F.R. Parts 11, 50, 54, 56, 312, and 812, and any applicable and comparable federal, state and foreign Laws, including, but not limited to Regulation (EU) No 536/2014, to the extent applicable Directive 2001/20/EC and its national implementing legislation, the UK Medicines for Human Use (Clinical Trials) Regulations 2004, the Health and Safety Care Act 2008, and the Health and Safety Care Act 2008 (Regulated Activities) Regulations 2014 as well as any other relevant regulations governing health and social care services; (v) the Clinical Laboratory Improvement Amendments of 1988; (vi) applicable licensure Laws pertaining to entities conducting or overseeing clinical trials and research pharmacies, including those governing compounding or the manufacture, promotion or distribution of medical devices and pharmaceutical products, as well as professional licensure Laws, conflicts of interest, professional responsibility, and standards of care, including, but not limited to Laws concerning the provision of healthcare services via telehealth modalities and the provision of home health services; (vii) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil and criminal False Claims Act (31 U.S.C. §§ 3729–3733), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3801 et seq.), the federal Civil Monetary Penalties Law (42 U.S.C. §§ 1320a-7, 1320a-7a), the Federal Health Care Fraud Law (18 U.S.C. § 1347), all regulations promulgated pursuant to each of the foregoing statutes and any state equivalents thereto; (viii) the Federal Controlled Substances Act, 21 U.S.C. § 801 et seq., all applicable rules and regulations of the Drug Enforcement Administration, and similar controlled substance Law in any U.S. state or foreign jurisdiction; (ix) any other Laws of general applicability to healthcare, healthcare professionals or governing or regulating the recruitment, enrollment, or management of clinical research trials, each as amended from time to time, and to the extent not otherwise specifically identified herein; (x) to the extent not otherwise specifically identified herein, all applicable comparable state and foreign Laws; and (xi) requirements of a Governmental Authority in connection with funding in support of the Company’s business, including the National Institutes of Health Grants Policy Statement, made applicable to the Company through grant, contract or other transactions authority.

“HIPAA” means, collectively: (i) the Administrative Simplification Provisions of Title II, Subtitle F of the Health Insurance Portability and Accountability Act of 1996; (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); and (iii) the Omnibus Rule effective March 26, 2013 (78 Fed. Rg. 5566) and other implementing regulations at 45 CFR Parts 160 and 164.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person and as of any time of determination (and without duplication), all obligations (including, as applicable, the principal and accrued and unpaid interest thereon, any prepayment, redemption fees, premiums, penalties and any other amounts payable that would arise at the Closing as a result of the discharge of the obligations, including, in each case, any such amounts set forth in the applicable Payoff Letter) of such Person consisting of: (i) any indebtedness for borrowed money; (ii) all obligations evidenced by debt securities, bonds, debentures, notes or similar instruments (but excluding performance bonds, surety bonds and similar instruments); (iii) all obligations under leases required to be treated as capital leases in accordance with GAAP; (iv) all obligations with respect to earn-outs, purchase price holdbacks or similar obligations or the deferred purchase price of property, goods or services (but excluding trade payables, accrued expenses and accruals incurred in the ordinary course of business); (v) all indebtedness secured by a Lien (other than any Permitted Lien) on property or assets owned or acquired by such Person, whether or not the indebtedness secured thereby has been assumed; (vi) all reimbursement obligations with respect to letters of credit, bankers’ acceptances, performance bonds, surety bonds or similar obligations, in each case solely to the extent drawn; (vii) commitments to repurchase equity securities of such Person; (viii) all obligations in respect of currency or interest rate swaps, collars, caps, hedges, or similar arrangements; or (ix) any guarantee of any such indebtedness described in the foregoing clauses (i) through (viii) (other than, in each case, any such obligations between or among such Person and its Subsidiaries).

“Intellectual Property Rights” means all United States, foreign, and international rights of the following types, which may exist or be created under the Laws of any jurisdiction in the world: (i) patents and patent applications, including provisionals, continuations, continuations-in-part divisions, reissues, re-examinations, substitutions and extensions thereof, including foreign equivalents; (ii) trademarks, trade names, logos, service marks, trademark and service mark registrations other rights in source identifiers, and all applications, registrations and renewals therefor, together with all goodwill associated therewith; (iii) copyrights and all applications, registrations and renewals therefor; (iv) internet domain name registrations; (v) confidential and other proprietary information, know-how and inventions and trade secrets; and (vi) rights in software.

“Intervening Event” means any positive Effect that, individually or in the aggregate, is material to the Acquired Companies, taken as a whole, that (i) is not known or reasonably foreseeable (or the implications or magnitude of which is not known or reasonably foreseeable) to or by the Company Board as of the date hereof and (ii) does not relate to (A) any Acquisition Proposal, or (B) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (ii)(B) may be considered and taken into account), which Effect (or the implications or magnitude of which), in each case of clauses (i) and (ii), becomes known to or by the Company Board prior to adoption of this Agreement by the Required Company Stockholder Approval.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of each of Michelle Keefe, Ben Rudnick, Jon Olefson and Michael Brooks, and (ii) with respect to Parent and Merger Sub, the actual knowledge, after reasonable inquiry, of each of Sumit Khatod, Justin Sabet-Peyman and Marc Steinberg.

“Law” means any and all domestic (federal, state or local), supranational or foreign (federal, state, provincial, territorial, municipal or local) laws, statutes, codes, rules, regulations, ordinances, treaties, Governmental Orders, acts, codes, judgments or decrees, in each case, enacted, adopted, promulgated or enforced by any Governmental Authority.

“Leased Real Property” means each parcel of real property leased or subleased and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by an Acquired Company.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Acquired Company holds any Leased Real Property.

“Lender Protective Provisions” means Section 9.03(e), Section 10.04, Section 10.06(a), Section 10.07, Section 10.08, Section 10.09 and Section 10.13 of this Agreement.

“Lien” means any mortgage, easement, deed of trust, pledge, hypothecation, encumbrance, license, security interest, charge, claim, option or other similar lien or restriction of any kind.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days beginning after the date hereof, throughout which Parent shall have the Required Information; provided that:

(i)

if the annual or quarterly financial statements constituting Required Information would be required to be updated pursuant to such definition during such fifteen (15) consecutive Business Day period (and have not been updated prior to such period), then the Marketing Period shall not be deemed to commence until (and shall not be deemed to restart any earlier than) the earliest date on which the Company has furnished Parent with the applicable updated financial statements (giving effect to the notwithstanding paragraph below);

(ii)

if Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any of the financial statements included in the Required Information, then the Marketing Period shall not be deemed to commence unless and until a new audit opinion is issued with respect to such financial statements by Deloitte & Touche LLP or another nationally recognized independent public accounting firm;

(iii)

if any of the financial statements included in the Required Information shall have been restated, the Company shall have publicly announced its intent to restate any such financial statements or that any such restatement is under consideration or may be a possibility, or the board of directors of the Company shall have determined that a restatement of any such financial statements is required, then the Marketing Period shall be deemed not to resume unless and until (and shall not be deemed to restart any earlier than) such restatement has been completed or the Company has determined that no restatement shall be required in accordance with GAAP consistently applied (giving effect to the notwithstanding paragraph below);

(iv)

if the Required Information contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in such Required Information, in the light of the circumstances under which they were made, not misleading, then the Marketing Period shall not be deemed to resume unless and until such Required Information has been updated or amended so that there is no longer any such untrue statement or omission (giving effect to the notwithstanding paragraph below);

(v)

if the financial statements included in the Required Information are not sufficient at any time during such fifteen (15) consecutive Business Day period (giving effect to the notwithstanding paragraph below) to permit the Company’s independent auditor to issue a customary “comfort” letter to the relevant Financing Sources, including as to customary “negative assurance” and change period comfort, in order to consummate the Debt Financing (or the Company’s independent auditor is not prepared to issue a customary comfort letter subject to their completion of customary procedures), then the Marketing Period shall not be deemed to resume unless and until the Company’s independent auditor is able to issue such customary comfort letter in order to consummate the Debt Financing; and

(vi)

(1) if such fifteen (15) consecutive Business Day period has not ended on or prior to August 18, 2023, then such fifteen (15) consecutive Business Day period shall not commence prior to September 5, 2023, and (2) July 3, 2023 shall not count as a Business Day for such fifteen (15) consecutive Business Day (it being understood that such exclusion under this clause (2) shall not restart such period).

Notwithstanding anything included herein to the contrary (other than with respect to clause (vi) above), the Company may provide updates to the Required Information during such Marketing Period with more recent information regarding the Company, including financial statements, related financial data and information related to the financial position, results of operations, cash flows and prospects of the Company, and in such event the fifteen (15) consecutive Business Day period shall not be deemed to have been tolled or recommenced. If at any time the Company shall reasonably and in good faith believe that it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case, the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information on such date and, within three (3) Business Days after the date of delivery of such notice, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered) and, following delivery of such Required Information specified in such notice, the Marketing Period will commence; provided, that such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Information was, in fact, delivered. Notwithstanding anything in this definition to the contrary, the Marketing Period shall be deemed to have been completed on any date on which the Debt Financing has been consummated, including if the proceeds of the Debt Financing are placed into escrow upon consummation.

“Nasdaq” means the Nasdaq Stock Market LLC or any successor exchange.

“Offering Documents” means prospectuses, private placement memoranda, offering memoranda, information memoranda, syndication memoranda and packages and lender and investor presentations in each case to the extent the same are customary and required in connection with the Debt Financing.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent and Merger Sub to the Company in connection with the execution of this Agreement.

“Parent Termination Fee” means an amount in cash equal to $275,000,000.

“Payoff Letter” means, (i) with respect to the Company Credit Agreement, a customary payoff letter, in form and substance reasonably acceptable to Parent, executed by the lenders (or their duly authorized agent or representative) thereto and (ii) with respect to the Company Receivables Financing Agreement, a customary payoff letter in form and substance reasonably acceptable to Parent, executed by the lenders (or their duly authorized agent or representative) thereto (together, the “Payoff Letters”).

“Permitted Liens” means (i) Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or encumbrances arising by operation of Applicable Law, in each case of this clause (ii), arising in the ordinary course of business, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Real Property and that (a) are not violated by the current use and operation of such Real Property or the operation of the business of the Acquired Companies and (b) do not, and would not reasonably be expected to, individually or in the aggregate, materially impair the intended use of such Real Property, (v) with respect to Real Property, easements, covenants, conditions, restrictions and other similar matters of record affecting title to such Real Property which do not or would not materially impair the use or occupancy of such Real Property in the operation of the business currently conducted thereon, (vi) Liens securing Indebtedness or liabilities that are reflected in the Company SEC Documents or incurred in the ordinary course of business since the date of the most recent annual report on Form 10-K filed with the SEC by the Company and Liens securing Indebtedness or liabilities that have otherwise been disclosed to Parent in writing, (vii) Liens to be released on or prior to the Closing Date, (viii) Liens described in Section 1.01(a) in the Company Disclosure Letter and (ix) in the case of Intellectual Property Rights, non-exclusive licenses granted in the ordinary course of business.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means any information comprising “personal information,” “personal data,” “personally identifiable information” or any similar term under Privacy Laws applicable to the Acquired Companies.

“Proceeding” means any claim, cause of action, action, suit, charge, complaint, demand, hearing, enforcement, assessment, arbitration, lawsuit or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Process” (and the corollary terms “Processed” and “Processing”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, disposal, disclosure or other operations performed on any information, including Personal Information.

“Real Property” means, collectively, the Leased Real Property and the Company Owned Real Property.

“Registered IP” means all Company IP that is registered, recorded, filed or issued under the authority of any Governmental Authority or a domain name registrar.

“Regulatory Laws” means, in connection with the business of each of the Acquired Companies, all Applicable Laws regarding the procurement, research, testing, development, manufacture, production, distribution, importation, exportation, labeling, packaging, storage, handling, transportation, quality, sale, advertising or promotion of services or products (including, as applicable, drugs, narcotics, therapeutic products, controlled substances, therapeutic devices and cosmetics) regulated by the FDA or other foreign equivalent or similar Governmental Authority, such Laws including but not limited to, in relation to the U.S., the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. § 201 et seq.), and their implementing regulations; in relation to the EU, Directive 2001/83/EC, and its national implementing legislation, Regulation (EC) 726/2004, Regulation (EU) 2017/745, to the extent applicable, Directive 93/42/EEC and its national implementing legislation and, to the extent applicable, animal testing laws; in relation to the UK, the Human Medicines Regulations 2012 and the Medical Devices Regulations 2002; and outside the U.S., such comparable Applicable Laws.

“Representatives” means, with respect to any Person, (i) such Person’s Affiliates and (ii) such Person’s and each such Affiliate’s respective controlling shareholders, general or limited partners, managing members, officers, directors, managers, employees, agents, attorneys, accountants, advisors, consultants, investment bankers and other authorized representatives.

“Required Information” means (i) the audited consolidated balance sheet of the Company as of December 31, 2022, December 31, 2021 and December 31, 2020 and the related audited consolidated statements of income and cash flows for the fiscal years then ended, (ii) the unaudited condensed consolidated balance sheet of the Company as of the last date of each subsequent fiscal quarter, other than the fourth fiscal quarter in any fiscal year, ending after December 31, 2022, and at least 45 days prior to the Closing Date, and the related unaudited condensed consolidated statements of income and cash flows for the three months then ending and for the portion of the year to date reviewed by the Company’s independent auditor, (iii) historical information reasonably requested by Parent in Parent’s preparation of the pro forma financial statements referred to in Section 7.12(a)(iii) (after giving effect to the proviso thereto), and (iv) all other financial data and other information regarding the Company and its Subsidiaries that is reasonably requested by Parent (following a written request for such information from the underwriters or initial purchasers of such offering) and required for Parent to produce customary Offering Documents for high yield debt securities issued on a “Rule 144A for life” basis (but for the avoidance of doubt excluding the Excluded Information), provided that, notwithstanding anything to the contrary in this definition or otherwise, nothing herein shall require the Company or its Affiliates to provide (or be deemed to require the Company or its Affiliates to prepare) any (1) description of all or any portion of the Debt Financing, including any “description of notes,” “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of Offering Documents for private placements of non-convertible bonds pursuant to Rule 144A under the Securities Act, (2) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (3) historical financial statements or other information required by Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act in each case which are prepared on a basis not consistent with the Company’s reporting practices for the periods presented in the Required Information; any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act or XBRL exhibits; or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (4) other information customarily excluded from Offering Documents for private placements of non-convertible high-yield bonds pursuant to Rule 144A under the Securities Act in a “Rule 144A-for-life” offering, (5) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, including any required by FASB Accounting Standards Codification Topic 280 in each case which are prepared on a basis not consistent with the Company’s reporting practices for the periods presented in the Required Information, (6) financial information that the Company or its Affiliates do not maintain in the ordinary course of business (other than the historical financial statements and other historical information expressly set forth in the foregoing clauses (i) to (iv)), (7) information not reasonably available to the Company or its Affiliates under their respective current reporting systems (other than the historical financial statements and other historical information expressly set forth in the foregoing clauses (i) to (iv)) or (8) projections (the information described in this proviso, the “Excluded Information”). For the avoidance of doubt, financial statements referred to in the foregoing clauses (i) and (ii) will be prepared in accordance with GAAP and the unaudited financial statements referred to in clause (ii) will be reviewed by the independent accountants of the Company as provided in the procedures specified by PCAOB AS 4015; provided that no opinion shall be required with respect to such review of such unaudited financial statements. For the avoidance of doubt, notwithstanding anything included herein to the contrary, no Required Information shall be required to be provided after the satisfaction of the Marketing Period or the date on which the Debt Financing has been consummated (including, for the avoidance of doubt, if the proceeds of the Debt Financing are placed into escrow upon consummation).

“Sanctions” shall mean all Applicable Laws concerning economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Governmental Authority of the United States of America (including the Office of Foreign Assets Control of the US Department of the Treasury, the U.S. Department of State, and the U.S. Department of Commerce), the United Kingdom, the European Union, the United Nations, or any other relevant Governmental Authority of the countries in which the Acquired Companies conduct business (to the extent consistent with U.S., EU, and UK Law).

“SEC” means the United States Securities and Exchange Commission (or any successor thereto).

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Sponsors” means, collectively, Patient Square Capital, L.P., Veritas Capital Fund Management, L.L.C. and Elliott Investment Management L.P..

“Subsidiary” of a Person means any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “twenty percent (20%)” shall be replaced by “more than fifty percent (50%)”) made by a Third Party (other than resulting from a breach of Section 6.02(a) (other than any such breach that is immaterial and unintentional)) that the Company Board determines in good faith, after consultation with its financial and outside legal advisors, taking into account such factors as the Company Board considers to be appropriate (including the conditionality, timing and likelihood of consummation thereof), is reasonably likely to be consummated in accordance with its terms and if consummated, would result in a transaction that is more favorable from a financial perspective to the Company’s stockholders than the Transactions (taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination).

“Tax” means (i) any and all U.S. federal, state or local or non-U.S. taxes, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, real property, personal property, environmental or windfall profit, custom duty or other tax of any kind, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any charge, interest, penalty, addition to tax or additional amount imposed with respect thereto by any Governmental Authority responsible for the imposition of any such tax and (ii) any liability for, or in respect of the payment of, any amount described in clause (i), as a transferee, successor, by contract or by operation of Law.

“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including schedules thereto, other attachments thereto or amendments thereof) filed or required to be filed with any taxing authority in connection with the determination, assessment or collection of any Tax, or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Third Party” means any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons other than Parent, Merger Sub and their respective Affiliates.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Transfer Taxes” means all transfer, documentary, sales, use, value added, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges incurred in connection with the consummation of the Transactions.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.02(c)
Affiliate Arrangements	4.26
Agreement	Preamble
Alternative Acquisition Agreement	6.02(a)
Alternative Financing	7.13(b)
Antitrust and Foreign Investment Laws	4.03
BofA Securities	4.22
Book-Entry Share	3.01(b)
Cancelled Shares	3.01(c)
Capitalization Date	4.05(a)
Centerview	4.22
Certificate	3.01(b)
Certificate of Merger	2.02(a)
Change of Control Offer	7.14(c)
Chosen Courts	10.08
Closing	2.01
Closing Date	2.01
Company	Preamble
Company 2029 Notes	7.14(b)
Company Board	Recitals
Company Board Recommendation	4.02(b)
Company Closing Certificate	8.02(d)
Company Financial Statements	4.06(a)
Company Licenses	4.10(b)
Company Material Contract	4.09(a)
Company Parties	9.03(c)
Company SEC Documents	4.06(a)
Company Stockholder Meeting	7.02(c)
Compensatory Award Fund	3.02(a)
Consent Solicitation	7.14(c)
Contingent Cash Award	3.05(b)(i)
Current Offering Period	3.05(d)
Delaware Secretary of State	2.02(a)
DGCL	Recitals
Discharge	7.14(b)

Term	Section
Dissenting Share DTC DTC Payment	3.06 3.02(d) 3.02(d)
Effective Time	2.02(a)
End Date	9.01(b)
Enforceability Exceptions	4.02(a)
Exchange Fund	3.02(a)
Guarantor; Guarantors	Recitals
Guaranty; Guarantees	Recitals
Indemnitee	7.04(a)
Insurance Policies	4.15
Labor Agreement	4.09(a)(vii)
Liability Management Transaction	7.14(c)
Material Customer	4.20(a)
Material Vendor	4.20(b)
Merger	Recitals
Merger Consideration	3.01(a)
Merger Sub	Preamble
Non-U.S. Plan	4.17(d)
Notice of Adverse Recommendation Change	6.02(d)
Notice of Intervening Event	6.02(d)
Option Consideration	3.05(a)
Parent	Preamble
Parent Closing Certificate	8.03(c)
Parent Fundamental Representations	8.03(a)(i)
Parent Parties	9.03(e)
Paying Agent	3.02(a)
Plans	4.17(a)
Proxy Date	7.02(c)
Proxy Statement	7.02(a)
PSU Consideration	3.05(c)(i)
PSU/PSU Consideration	3.05(c)(i)
Required Amount	5.08
Required Company Stockholder Approval	4.21
RSU Consideration	3.05(b)(i)
Scheduled Company RSU Awards	3.05(c)(i)
Scheduled Company RSU Awards	3.05(b)(i)
Senior Notes Documents	7.14(c)
Surviving Corporation	2.02(a)
Takeover Statute	4.24
Tender Offer	7.14(c)
Terminating Company Breach	9.01(e)
Terminating Parent Breach	9.01(f)
WARN Act	4.17(m)

Section 1.02 Definitional and Interpretative Provisions.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) the terms “Article”, “Exhibit”, “Schedule” or “Section” refer to the specified Article or Section of, or Exhibit or Schedule to, this Agreement; (v) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation,” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) The table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto (subject to the terms and conditions to the effectiveness of such amendments contained herein and therein).

(d) Words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns.

(e) Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(f) Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented and (in the case of statutes) to any rules or regulations promulgated thereunder, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

(g) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(h) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(i) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, other than with respect to Section 6.02(d), if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(j) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(k) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(l) All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(m) The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(n) Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(o) The phrases “delivered,” “made available,” “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided in writing to the party to whom such information or material is to be provided or deposited and visible to the party to whom such information or material is to be provided or deposited in the virtual dataroom set up by the Company in connection with this Agreement, or publicly filed by the Company with the SEC, in each case as of 12:00 a.m. (Eastern time) on the date of this Agreement.

(p) Unless otherwise indicated to the contrary herein, either by the context or the use thereof, the term “real property” shall include immoveable property, the term “personal property” shall include moveable property, the term “tangible property” shall include corporeal property and the term “intangible property” shall include incorporeal property and sentences and combination of words including such words shall have a similarly extended meaning.

ARTICLE II.

THE TRANSACTION

Section 2.01 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the Transactions (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 1271 Avenue of the Americas, New York, NY 10020, at 9:00 a.m. (Eastern time) on the date which is three (3) Business Days after the date on which all conditions set forth in Section 8.01, Section 8.02 and Section 8.03 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time, place and date as Parent and the Company may mutually agree; provided that, notwithstanding the foregoing, if the Marketing Period has not ended as of such date, then the Closing shall not occur until the earlier to occur of (a) a Business Day, if any, during the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company and (b) three (3) Business Days following the final day of the Marketing Period, as the Marketing Period may be extended in accordance with the terms hereof (subject, in the case of each of clauses (a) and (b) above, to the satisfaction or waiver (by the party entitled to grant such waiver) of the conditions set forth in Section 8.01, Section 8.02 and Section 8.03 on such earlier date). The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

Section 2.02 The Merger.

(a) Contemporaneously with, or as promptly as practicable after the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of merger in the form attached hereto as Exhibit A (the “Certificate of Merger”) and executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Merger. The Merger shall become effective at the time the Certificate of Merger has been filed with the Delaware Secretary of State, or at such later time as is agreed by the parties hereto and specified in the Certificate of Merger (the “Effective Time”). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue its existence as a wholly owned subsidiary of Parent under the Laws of the State of Delaware. The Company, in its capacity as the corporation surviving the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation”.

(b) The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all rights, privileges, powers and franchises of the Company and Merger Sub, and all of the obligations, liabilities and duties of the Company and Merger Sub shall become the obligations, liabilities and duties of the Surviving Corporation.

(c) Subject to Section 7.04, at the Effective Time, (i) the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation, and (ii) the bylaws of the Company in effect immediately prior to the Effective Time shall be amended and restated in their entirety in the form of the bylaws of Merger Sub immediately prior to the Effective Time, and as amended shall be the bylaws of the Surviving Corporation, in each case, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation or bylaws.

(d) From and after the Effective Time, unless otherwise determined by Parent prior to the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and, unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, in each case, to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, as the case may be.

ARTICLE III.

CONVERSION OF SECURITIES

Section 3.01 Effect of Merger on Capital Stock.

(a) Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, their respective stockholders or any other Person, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (but excluding any Cancelled Shares and any Dissenting Shares) shall be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive an amount in cash equal to $43.00 (such amount of cash, as may be adjusted pursuant to Section 3.01(e), is hereinafter referred to as the “Merger Consideration”), payable to the holder thereof, without interest, in accordance with Section 3.02.

(b) From and after the Effective Time, all of the shares of Company Common Stock converted into the Merger Consideration pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (each, a “Certificate”) and each holder of a non-certificated share of Company Common Stock represented by book-entry (each, a “Book-Entry Share”), in each case, outstanding immediately prior to the Effective Time previously representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.02, the Merger Consideration, without interest.

(c) Cancellation of Company Common Stock. At the Effective Time, all shares of Company Common Stock that are owned directly by Parent, Merger Sub, any of their Subsidiaries or any Subsidiary of the Company, immediately prior to the Effective Time or held in treasury of the Company (the “Cancelled Shares”) shall, by virtue of the Merger, and without any action on the part of the holder thereof or any other Person, be cancelled, extinguished and retired without any conversion thereof and shall cease to exist, shall cease to have any rights with respect thereto and shall no longer be outstanding, and no payment shall be made in respect thereof.

(d) Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each issued and outstanding share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(e) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Capital Stock shall occur by reason of any reclassification, recapitalization, stock split (including a reverse stock split), division or subdivision of shares, combination, exchange or readjustment of shares, any stock dividend or stock distribution thereon with a record date during such period or any other similar transaction, the Merger Consideration shall be equitably adjusted to provide the same economic effect as contemplated by this Agreement. Nothing in this Section 3.01(e) shall be construed to permit any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.02 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall select a nationally recognized financial institution (the identity and terms of appointment of which shall be reasonably acceptable to the Company) to act as paying agent in the Merger (the “Paying Agent”) for the payment of the Merger Consideration in respect of each share of Company Common Stock outstanding immediately prior to the Effective Time represented by a Certificate and each Book-Entry Share outstanding immediately prior to the Effective Time, in each case, other than the Cancelled Shares and except for any Dissenting Shares. Prior to or substantially concurrently with the Effective Time, Parent shall deposit or cause to be deposited (i) with the Paying Agent, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid by the Paying Agent in accordance with this Agreement (such cash shall be referred to in this Agreement as the “Exchange Fund”), and (ii) with the Company, cash in an amount sufficient for the Company to pay the aggregate Option Consideration and PSU/RSU Consideration (solely with respect to Company RSU Awards and Company PSU Awards that are vested as of the Closing) in accordance with this Agreement (such cash shall be referred to in this Agreement as the “Compensatory Award Fund”). In the event the Exchange Fund or the Compensatory Award Fund shall be insufficient to make the payments in connection with the Merger contemplated by Section 3.01 or Section 3.05, respectively, Parent shall promptly deposit or cause to be deposited additional funds with the Paying Agent or the Company, as applicable, in an amount that is equal to the deficiency in the amount required to make the applicable payment. The Paying Agent shall, and Parent shall cause the Paying Agent to, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued pursuant to Section 3.01 out of the Exchange Fund. Parent shall cause the Surviving Corporation or the applicable Subsidiary to pay the Option Consideration and PSU/RSU Consideration (solely with respect to Company RSU Awards and Company PSU Awards that are vested as of the Closing) contemplated to be paid pursuant to Section 3.05 out of the Compensatory Award Fund. The Exchange Fund and the Compensatory Award Fund shall not be used for any other purpose.

(b) As soon as reasonably practicable after the Effective Time (and in any event within three (3) Business Days following the Effective Time), Parent will cause the Paying Agent to send to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented shares of Company Common Stock (other than the Cancelled Shares and except for any Dissenting Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, as applicable, to the Paying Agent) in such form as Parent and the Company may reasonably agree, for use in effecting delivery of shares of Company Common Stock to the Paying Agent, and (ii) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, as applicable, in exchange for the Merger Consideration in such form as Parent and the Company may reasonably agree.

(c) Upon the surrender of a Certificate (or affidavit of loss in lieu thereof) or a Book-Entry Share, as applicable, for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor and Parent shall cause the Paying

Agent to pay in exchange therefor, as promptly as practicable (but in any event within three (3) Business Days), the Merger Consideration pursuant to the provisions of this Article III, and the Certificates or Book-Entry Shares surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Paying Agent) or such Book-Entry Share shall be properly transferred. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate or Book-Entry Share.

(d) Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to use commercially reasonable efforts to ensure that (i) if the Closing occurs at or prior to 11:00 a.m. Eastern time on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of shares of Company Common Stock held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:00 a.m. Eastern time on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first (1st) Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(e) Registered Holders. If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate or Book-Entry Share is registered, it shall be a condition of such payment that the Person requesting such payment shall pay, or cause to be paid, any Transfer Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or Book-Entry Share or shall establish to the reasonable satisfaction of the Paying Agent that such Taxes have been paid or are not payable.

(f) No Transfers; No Further Ownership. After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. From and after the Effective Time, the holders of Certificates or Book-Entry Shares representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided in this Agreement or by Applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Paying Agent, the Surviving Corporation or Parent, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article III.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund deposited with the Paying Agent that corresponds to Dissenting Shares shall be returned to Parent upon demand. Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock after the date which is one (1) year following the Effective Time shall be returned to Parent upon demand. Any holder of shares of Company Common Stock who has not exchanged his, her or its shares of Company Common Stock in accordance with this Section 3.02 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder’s shares of Company Common Stock. Parent shall pay all charges and expenses of the Paying Agent in connection with the exchange of Certificates or Book-Entry Shares for the Merger Consideration. Notwithstanding the foregoing, none of Parent, the Company or the Surviving Corporation shall be liable to any Person, including any holder of shares of Company Common Stock or Company Compensatory Awards, including for any Merger Consideration, Option Consideration or PSU/RSU Consideration that is delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by holders of any such Certificates or Book-Entry Shares two years after the Closing Date, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

(h) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any interest or income produced by such investments will be payable to Parent or its designee as directed by Parent.

(i) All Merger Consideration, Option Consideration and PSU/RSU Consideration issued or paid upon conversion of the Company Common Stock, the Company Options, the Company PSU Awards or the Company RSU Awards, as applicable, in accordance with the terms of this Agreement, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Common Stock, Company Options, Company PSU Awards or Company RSU Awards, as the case may be.

Section 3.03 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit (in form and substance reasonably acceptable to Parent and the Paying Agent) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this Article III; provided, however, that the Paying Agent may, in its reasonable discretion and as a condition precedent to the payment of such amount, require the owner of such lost, stolen or destroyed Certificate to provide a bond in a customary amount.

Section 3.04 Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation, its Subsidiaries and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement, including consideration payable to any holder or former holder of Company Compensatory Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment pursuant to the Code or under any applicable provision of federal, state, local or foreign Tax Law. Parent and Merger Sub shall use commercially reasonable efforts to provide prior notice to the Company of any such deduction or withholding (other than (a) payroll withholding with respect to consideration payable to any holder or former holder of Company Compensatory Awards because of the compensatory nature of the applicable payment or (b) U.S. backup withholding) at least five (5) Business Days prior to any such withholding and, in any event, as soon as is reasonably practicable, in writing and in reasonable detail, and shall cooperate with the Company to minimize or eliminate such deduction or withholding to the extent permitted by Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority by Parent, Merger Sub, the Surviving Corporation, its Subsidiaries or the Paying Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.05 Treatment of Company Compensatory Awards, Company ESPP.

(a) Company Options. Effective as of immediately prior to the Effective Time, each Company Option that is outstanding and unexercised immediately prior thereto, whether vested or unvested, shall by virtue of the Merger automatically and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, be cancelled and terminated as of immediately prior to the Effective Time and converted into the right to receive an amount in cash (without interest), if any, equal to the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (B) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option (the “Option Consideration”), less any applicable withholding Taxes. Parent shall cause the Option Consideration (less any applicable withholding Taxes) to be paid to each holder of such Company Option through the payroll system of the Surviving Corporation or the applicable Subsidiary as soon as practicable following the Closing Date (and in no event later than the next regularly scheduled payroll run of the Surviving Corporation or the applicable Subsidiary occurring at least five (5) Business Days following the Closing Date). For the avoidance of doubt, if the exercise price per share of any Company Option, whether vested or unvested as of the Effective Time, is equal to or greater than the Merger Consideration, then by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, the Company Option will automatically terminate and be canceled without payment of any consideration to the holder thereof.

(b) Company RSU Awards.

(i) Effective as of immediately prior to the Effective Time, each Company RSU Award that remains outstanding immediately prior (other than the Company RSU Awards set forth on Section 3.05(b)(i) of the Company Disclosure Letter (the “Scheduled Company RSU Awards”)) thereto shall by virtue of the Merger automatically and without any action on the part of Parent, Merger Sub, the Company or the holders thereof or any other Person, be cancelled and terminated as of immediately prior to the Effective Time and converted into a contingent right to receive an amount in cash (without interest) (a “Contingent Cash Award”) equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock underlying such Company RSU Award and (ii) the Merger Consideration (the “RSU Consideration”), less any applicable withholding Taxes. Such Contingent Cash Award shall vest and become payable pursuant to the same vesting schedule applicable to the Company RSU Award from which it was converted (including, for the avoidance of doubt, pursuant to any accelerated vesting terms), subject to the holder’s continued employment with or service to Parent and its Subsidiaries (including the Surviving Corporation) through the applicable vesting date. Parent shall cause the RSU Consideration to be paid to each holder of such Company RSU Award through the payroll system of the Surviving Corporation or the applicable Subsidiary as soon as practicable following the date on which such RSU Consideration becomes due (and in no event later than the next regularly scheduled payroll run of the Surviving Corporation or the applicable Subsidiary occurring at least five (5) Business Days following such date); provided, however, that such payment shall be made at such other time or times following the Closing Date consistent with the terms of the Company RSU Award to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code.

(ii) Effective as of immediately prior to the Effective Time, each Scheduled Company RSU Award that remains outstanding immediately prior thereto shall by virtue of the Merger automatically and without any action on the part of Parent, Merger Sub, the Company or the holders thereof or any other Person, be cancelled and terminated as of immediately prior to the Effective Time and converted into the right to receive an amount in cash (without interest) equal to the RSU Consideration, less any applicable withholding Taxes. Parent shall cause the RSU Consideration to be paid to each holder of such Scheduled Company RSU Award through the payroll system of the Surviving Corporation or the applicable Subsidiary as soon as practicable following the Closing Date (and in no event later than the next regularly scheduled payroll run of the Surviving Corporation or the applicable Subsidiary occurring at least five (5) Business Days following the Closing Date); provided, however, that such payment shall be made at such other time or times following the Closing Date consistent with the terms of the Scheduled Company RSU Award to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code.

(c) Company PSU Awards.

(i) Effective as of immediately prior to the Effective Time, each Company PSU Award that remains outstanding immediately prior thereto (other than the Company PSU Awards set forth on Section 3.05(c)(i) of the Company Disclosure Letter (the “Scheduled Company PSU Awards”)) shall by virtue of the Merger automatically and without any action on the part of Parent, Merger Sub, the Company or the holders thereof or any other Person, be cancelled and terminated as of immediately prior to the Effective Time and converted into the right to receive a Contingent Cash Award in an amount in cash (without interest) equal to the product obtained by multiplying (i) the aggregate number of shares of Company Common Stock underlying such Company PSU Award (with any performance-based goals deemed to be achieved at the “target” level of performance or based on the actual level of achievement of performance goals, as set forth in accordance with the terms of the applicable Company PSU Award agreement) and (ii) the Merger Consideration (the “PSU Consideration” and, together with the RSU Consideration, the “PSU/RSU Consideration”), less any applicable withholding Taxes. Such Contingent Cash Award shall vest and become payable pursuant to the same time-vesting schedule applicable to the Company PSU Award from which it was converted (including, for the avoidance of doubt, pursuant to any accelerated vesting terms), subject to the holder’s continued employment with or service to Parent and its Subsidiaries (including the Surviving Corporation) through the applicable vesting date. Parent shall cause the PSU Consideration to be paid to each holder of such Company PSU Award through the payroll system of the Surviving Corporation or the applicable Subsidiary as soon as practicable following the date on which such PSU Consideration becomes due (and in no event later than the next regularly scheduled payroll run of the Surviving Corporation or the applicable Subsidiary occurring at least five (5) Business Days following such date); provided, however, that such payment shall be made at such other time or times following the Closing Date consistent with the terms of the Company PSU Award to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code.

(ii) Effective as of immediately prior to the Effective Time, each Scheduled Company PSU Award that remains outstanding immediately prior thereto shall by virtue of the Merger automatically and without any action on the part of Parent, Merger Sub, the Company or the holders thereof or any other Person, be cancelled and terminated as of immediately prior to the Effective Time and converted into the right to receive an amount in cash (without interest) equal to the PSU Consideration, less any applicable withholding Taxes. Parent shall cause the PSU Consideration to be paid to each holder of such Scheduled Company PSU Award through the payroll system of the Surviving Corporation or the applicable Subsidiary as soon as practicable following the Closing Date (and in no event later than the next regularly scheduled payroll run of the Surviving Corporation or the applicable Subsidiary occurring at least five (5) Business Days following the Closing Date); provided, however, that such payment shall be made at such other time or times following the Closing Date consistent with the terms of the Scheduled Company PSU Award to the extent necessary to avoid the imposition of additional income tax under Section 409A of the Code.

(d) Company ESPP. Promptly following the date hereof, the Company shall take all actions with respect to the Company ESPP that are necessary or desirable to provide that, (i) except for the offering period under the Company ESPP in effect as of the date hereof (the “Current Offering Period”), no offering period under the Company ESPP shall be authorized or commence after the date hereof, (ii) no new participants will commence participation in the Company ESPP after the date hereof, (iii) no Company ESPP participant as of the date hereof shall be permitted to increase such participant’s payroll contribution rate in effect as of the date hereof or make separate nonpayroll contributions on or following the date hereof, (iv) the accumulated contributions of each Company ESPP participant that has not timely withdrawn from the Current Offering Period shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP on a date selected by the Company Board that is no later than five (5) Business Days prior to the Effective Time, and (v) the Company ESPP shall terminate effective immediately prior to (and subject to the occurrence of) the Effective Time.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board, and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take (or cause to be taken) any other actions as are reasonably necessary or advisable to effectuate the treatment of the Company Compensatory Awards pursuant to this Section 3.05 and, subject to the consummation of the Merger, to terminate the Company Stock Plans.

Section 3.06 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock held by a holder who has not voted in favor of the adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL and has not effectively withdrawn or lost its rights to appraisal (each such share, a “Dissenting Share”), if any, such Dissenting Shares shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that (x) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws or loses (through failure to perfect or otherwise) the right to dissent or its right for appraisal of such Dissenting Shares, (y) if any holder of Dissenting Shares fails to establish his, her or its entitlement to appraisal rights as provided in the DGCL or (z) if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such holder or holders (as the case may be) shall forfeit the right to appraisal under Section 262 of the DGCL and any right of such holder of Dissenting Shares to payment for such shares pursuant to Section 262 of the DGCL shall thereupon cease to constitute Dissenting Shares, and each such right, to the fullest extent permitted by Applicable Law, thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration. The Company shall (A) give Parent reasonable prompt written notice of all written demands received by the Company pursuant to Section 262 of the DGCL and (B) give Parent the opportunity to direct and control (provided that (1) the Company shall have the right to participate in and (2) prior to the Effective Time, Parent shall reasonably consult in good faith with the Company with respect to) all negotiations and Proceedings with respect to any such demand. The Company shall not make any payment with respect to any demands for appraisal, settle or offer to settle any such demands for appraisal, or approve any withdrawal of any such demands for appraisal, in each case, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the Company Disclosure Letter (subject to Section 10.05) or (ii) as disclosed in the Company SEC Documents (other than (a) disclosures in the “Risk Factors” section of any Company SEC Documents and (b) any disclosure of risks included in any “forward-looking statements” disclaimer in any such Company SEC Documents, to the extent that such statements are non-specific and cautionary in nature), filed by the Company at least one (1) Business Day prior to the date hereof (without giving effect to any amendment to any such document filed after the date that is one (1) Business Day prior to the date hereof) (provided, however, that nothing disclosed in the Company SEC Documents filed by the Company prior to the date hereof shall be deemed to modify or qualify any representation or warranty set forth in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.03 (Governmental Authorization), Section 4.05(a)–(c) (Capitalization; Subsidiaries) or Section 4.22 (No Brokers)), the Company represents and warrants to Parent and Merger Sub:

Section 4.01 Corporate Existence and Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all corporate power and authority required to own, lease and operate its properties and assets and to carry on its business as currently conducted, except where the failure to have such power and authority would not reasonably be expected to be material to the Acquired Companies, taken as a whole. The Company is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is not in violation of its certificate of incorporation or bylaws (or comparable organizational documents) in any material respect.

(b) Except as set forth on Section 4.01(b) of the Company Disclosure Letter, each of the Subsidiaries of the Company (i) is duly organized, validly existing and, where such concept is recognized, in good standing under the Applicable Laws of the jurisdiction of its organization; (ii) is duly qualified to do business and, where such concept is recognized, is in good standing as a foreign entity in all jurisdictions in which the conduct of its business or the activities it is engaged makes such licensing or qualification necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (iii) has all corporate power and authority required to own, lease and operate its properties and assets and to carry on its business as currently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the organizational documents of the Acquired Companies.

Section 4.02 Corporate Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the receipt of the Required Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company by the Company Board, subject to the receipt of the Required Company Stockholder Approval, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company or for the Company to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger with the Delaware Secretary of State). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b) The Company Board has duly adopted resolutions (which have not been withdrawn or modified) (i) determining that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company and the Company’s stockholders, (ii) approving this Agreement and the Transactions, (iii) directing that this Agreement be submitted to the stockholders of the Company for their adoption and (iv) subject to Section 6.02, recommending adoption of this Agreement by the stockholders of the Company (such recommendation, the “Company Board Recommendation”).

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no consent, approval or authorization of, or filing with, any Governmental Authority other than (a) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (b) compliance with and filings or notifications under any applicable requirements of the HSR Act and any other applicable U.S. or foreign competition, antitrust, merger control or investment (including foreign direct investment) Laws (together with the HSR Act, “Antitrust and Foreign Investment Laws”), (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (d) such other items required solely by reason of the participation of Parent or Merger Sub in the Transactions, (e) compliance with any applicable rules of Nasdaq, (f) the filings set forth on Section 4.03 of the Company Disclosure Letter and (g) where failure to take any such actions or filings would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04 Non-Contravention. Except as set forth on Section 4.04 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries, (b) assuming that the consents, approvals, authorizations and filings referred to in Section 4.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, and subject to obtaining the Required Company Stockholder Approval, contravene, conflict with or result in a violation or breach of any Applicable Law or Privacy Laws, or (c) assuming that the consents, approvals, authorizations and filings referred to in Section 4.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, and subject to obtaining the Required Company Stockholder Approval, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any Company Material Contract, except in the case of clauses (b) and (c) above, any such contravention, conflict, violation, breach, default, right, termination, amendment, acceleration, cancellation, change or loss that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.05 Capitalization; Subsidiaries.

(a) As of the close of business on May 5, 2023 (the “Capitalization Date”), (i) the authorized capital stock of the Company consists of (x) 300,000,000 shares of Class A Common Stock, (y) 300,000,000 shares of Class B Common Stock and (z) 30,000,000 shares of Company Preferred Stock and (ii) there were outstanding (u) 103,658,998 shares of Class A Common Stock, (v) zero shares of Class B Common Stock, (w) zero shares of Company Preferred Stock, (x) Company Options to purchase an aggregate of 227,506 shares of Company Common Stock (assuming such Company Options are exercisable in full), (y) Company RSU Awards covering an aggregate of not more than 2,955,785 shares of Company Common Stock and (z) Company PSU Awards covering an aggregate of not more than 428,018 shares of Company Common Stock (assuming that (i) for Company PSU Awards with open performance periods, applicable performance goals are achieved at “target” levels and (ii) for Company PSU Awards with closed performance periods, applicable performance goals are achieved at “actual” levels). From the Capitalization Date to the date hereof, the Company has not issued or granted any Company Compensatory Awards.

(b) As of the Capitalization Date, the Company has reserved (i) 15,174,884 shares of Company Common Stock under the Company Stock Plans for issuance on exercise, vesting or other conversion to Company Common Stock of incentive awards granted under the Company Stock Plans and (ii) 3,500,000 shares of Company Common Stock for issuance under the Company ESPP. All outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights. Section 4.05(b) of the Company Disclosure Letter contains, as of the Capitalization Date, a complete and correct list of each outstanding Company Option, Company PSU Award and Company RSU Award, including the holder (which can be identified by name or identification number), date of grant, the number of shares of Company Common Stock subject to such Company Compensatory Award as of the date of this Agreement (with Company PSU Awards disclosed assuming that (i) for Company PSU Awards with open performance periods, that applicable performance goals are achieved at “target” levels and (ii) for Company PSU Awards with closed performance periods, that applicable performance goals are achieved at “actual” levels), exercise price (if applicable), expiration date (if applicable), vesting schedule.

(c) Except as provided in Section 4.05(a) and Section 4.05(b), as set forth on Section 4.05(c) of the Company Disclosure Letter and for changes since the Capitalization Date resulting from the exercise, vesting or other conversion to Company Common Stock of Company Compensatory Awards outstanding on such date, there are no outstanding (i) shares of capital stock or other equity or voting securities of the Company; (ii) securities of the Company convertible into or exchangeable for, shares of capital stock or other equity or voting securities of the Company; (iii) options, warrants, phantom stock, stock appreciation, profit participation equity, equity-based rights or interests or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other equity or voting securities or securities convertible into or exchangeable for capital stock or equity or voting securities of the Company; (iv) shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, directly or indirectly, any capital stock of, or other securities or ownership interests in, the Company; (v) voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; and (vi) except as provided in the organizational documents of the Company or pursuant to Applicable Law, obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. The Company does not have a stockholder rights plan in effect. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Common Stock.

(d) Each Subsidiary of the Company on the date hereof is listed on Section 4.05(d) of the Company Disclosure Letter, including, with respect to each Subsidiary of the Company, (i) its name, (ii) its jurisdiction of incorporation, formation or organization, (iii) its form of organization, (iv) the holder(s) of such issued and outstanding equity interests and (v) the Company’s direct and indirect ownership percentage in respect of each such Subsidiary. Except for the Subsidiaries of the Company or as set forth in Section 4.05(d) of the Company Disclosure Letter, (x) the Company does not own any shares of capital stock or any equity interests of any other Person and (y) the Company has not agreed, nor is it obligated to, make any further investment in or capital contribution to any other Person.

(e) All outstanding shares of capital stock of the Subsidiaries of the Company are duly authorized, validly issued, fully paid (to the extent required under the applicable governing documents) and nonassessable, and all such shares are owned, directly or indirectly, by the Company free and clear of any Liens (other than Permitted Liens). No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements, arrangements or other agreements or commitments of any character calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its equity interests or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity interests or obligating such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements, arrangements or other agreements or commitments of any character. There are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its capital stock or other equity interests.

(f) Section 4.05(f) of the Company Disclosure Letter sets forth (i) a list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement, including the principal amount of such Indebtedness (other than by or among the Acquired Companies) and (ii) a good faith estimate of the cash and cash equivalents of the Acquired Companies as of April 30, 2023.

Section 4.06 Company SEC Documents; Company Financial Statements; Disclosure Controls.

(a) Since December 31, 2020, to the Knowledge of the Company, the Company has filed or otherwise furnished (as applicable) with the SEC all material forms, schedules, statements, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, schedules, statements, documents and reports so filed or furnished by the Company or any of its Subsidiaries with the SEC since such date, as have been supplemented, modified or amended since the time of filing (but no later than the date hereof), collectively, the “Company SEC Documents”). As of its respective filing date, or, if amended, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act of 2020, as the case may be, and the applicable rules and regulations promulgated thereunder applicable to such Company SEC Document, and none of the Company SEC Documents at the time it was filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading (or, in the case of a Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein not misleading); provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. The consolidated financial statements (including all related notes) of the Company included in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (ii) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations and (iii) fairly present, in all material respects, the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and its consolidated Subsidiaries as of the dates and for the periods referred to therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto, that are not material in amount or nature).

(b) The Acquired Companies maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rules 13a-15 and 15d-15 of the Exchange Act) as required by Rules 13a-15 and 15d-15 promulgated under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since the Company Balance Sheet Date, the Company has not identified or been made aware of (i) any “significant deficiency” (as defined in Rule 13a-15(f) of the Exchange Act) in the design or operation of internal control over financial reporting which could adversely affect the Company’s ability to record, process, summarize and report financial data and any “material weakness” (as defined in Rule 13a-15(f) of the Exchange Act) in internal control over financial reporting or (ii) any fraud or allegation thereof, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c) As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received from the SEC with respect to the Company SEC Documents. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(d) Since the Company Balance Sheet Date, the Company has complied, in all material respects, with the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 4.07 Absence of Certain Changes. Since the Company Balance Sheet Date and through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, (a) there has not been a Company Material Adverse Effect, (b) the business of the Acquired Companies has been conducted, in all material respects, in the ordinary course of business and (c) the Acquired Companies have not taken any action, or failed to take any action, in each case, that would have required the consent of Parent pursuant to the clauses of Section 6.01(a) set forth in Section 4.07 of the Company Disclosure Letter.

Section 4.08 No Undisclosed Liabilities. There is no liability, debt or obligation of or claim against an Acquired Company, whether or not of a type required to be reflected or reserved for on a consolidated balance sheet prepared in accordance with GAAP, except for liabilities and obligations (a) reflected, disclosed or reserved for on the Company Balance Sheet or disclosed in the notes thereto included in the Company SEC Documents, (b) that have arisen since the Company Balance Sheet Date in the ordinary course of the operation of business of the Acquired Companies and that are not material in amount or nature, (c) incurred in connection with this Agreement or the Transactions, (d) which have been discharged or paid prior to the date of this Agreement in the ordinary course, (e) disclosed in Section 4.08 of the Company Disclosure Letter or (f) that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.09 Company Material Contracts.

(a) Section 4.09(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of each Contract (excluding any Plans, purchase orders, work orders and statements of work) which are in effect on the date hereof and to which any Acquired Company is a party or by which any of the assets or properties of any Acquired Company are bound, and which falls within any of the following categories:

(i) any Contract relating to the formation, operation, management or control of a joint venture, equity partnership, or other similar Contract, other than any Contract solely between the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(ii) any Contract with any (A) Material Vendor (or any other vendor or supplier to which the Company has (or has had) payment obligations in excess of $15,000,000 during the financial year ended December 31, 2022) or (B) Material Customer;

(iii) except with respect to indebtedness between or among the Company and its Subsidiaries, any Contract relating to (A) Indebtedness for borrowed money or (B) any financial guaranty, in each case, of clauses (A) and (B) in excess of $5,000,000 individually;

(iv) any Contract relating to an acquisition, divestiture, merger or similar transaction (A) that has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations on an Acquired Company pursuant to which an Acquired Company reasonably expects that it is required to pay total consideration in excess of $5,000,000 or (B) pursuant to which any other Person has the right to acquire any assets of an Acquired Company after the date of this Agreement with a fair market value or purchase price of more than $3,000,000;

(v) any Lease that provides for annual base rental payments in excess of $1,000,000 or is otherwise material to the operations of any of the Acquired Companies;

(vi) (A) any Contract between or among the Company, on the one hand, and any directors, executive officers (as such term is defined in the Exchange Act) or any beneficial owner of five percent (5%) or more of any class of Company Capital Stock (other than the Company) or any Affiliate of the foregoing, on the other hand and (B) any Contract between an Acquired Company, on the one hand, and any of its Affiliates, on the other hand, other than any Contract solely between or among the Company and/or its wholly owned Subsidiaries;

(vii) any collective bargaining agreement or other Contract with a union, works council, labor organization, or other employee representative (each, a “Labor Agreement”);

(viii) any Contract that is a settlement, conciliation or similar agreement (A) with any Governmental Authority or (B) pursuant to which any Acquired Company has outstanding payment obligations in excess of $1,000,000 or that otherwise imposes continuing material obligations upon the operation of any of the Acquired Companies;

(ix) any Contract that by its terms limits the payment of dividends or other distributions to stockholders by the Company or any Subsidiary of the Company;

(x) any Contract with a department or agency of the U.S. federal government, including any grant agreement, subaward or subcontract;

(xi) any voting, registration rights, stockholders, investors rights or similar agreement with respect to the equity interests of any Acquired Company;

(xii) any Contract that obligates an Acquired Company to make a loan or capital contribution to, or investment in, any Person in excess of $2,000,000 over any twelve (12)-month period, other than (A) accounts receivable from customers to the extent consistent with payment provisions under the applicable Contract with such customer or (B) loans to the Company or any of its Subsidiaries;

(xiii) any Contract material to the business of the Acquired Companies (taken as a whole) and pursuant to which any Acquired Company (A) receives any license, covenant not to sue, option, or similar right from a Third Party in or to Intellectual Property Rights (other than non-exclusive licenses or rights for commercially available, off-the-shelf software with an annual fee or replacement value of less than $5,000,000) or (B) grants any license, covenant not to sue, or other rights under any Company IP other than non-exclusive licenses granted in the ordinary course of business and exclusive licenses granted in the ordinary course of business that do not restrict an Acquired Company’s use or enforcement of Company IP in a manner that would be material to the business of the Acquired Companies (taken as a whole); and

(xiv) any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC).

Each Contract of the type described in this Section 4.09(a), other than this Agreement, is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract, as of the date of this Agreement, have been made available by the Company to Parent, or publicly filed in the Company SEC Documents.

(b) As of the date of this Agreement, except as set forth on Section 4.09(b) of the Company Disclosure Letter, (i) each Company Material Contract is a valid, binding and enforceable obligation of an Acquired Company and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms, subject to the Enforceability Exceptions; (ii) each Company Material Contract is in full force and effect, except to the extent any Company Material Contract expires or terminates in accordance with its terms in the ordinary course of business; (iii) no Acquired Company has received written notice of any violation or default under any Company Material Contract; (iv) no Acquired Company has waived any material rights under any Company Material Contract; and (v) each Acquired Company has performed all obligations required to be performed by it under each Company Material Contract, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No party to any Company Material Contract has given any Acquired Company (A) written notice of its intention to cancel or terminate any Company Material Contract or (B) written notice of its intention to change the scope of rights under or to fail to renew any Company Material Contract, except, in each case, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed, and, as of the date hereof, no such Contract has been amended or modified.

Section 4.10 Compliance with Applicable Laws; Company Licenses; Data Privacy & Security.

(a) Except with respect to matters set forth on Section 4.10(a) of the Company Disclosure Letter, the Acquired Companies (i) are, as of the date of this Agreement, and since April 1, 2020 have been, in compliance with all Applicable Laws, and (ii) conduct and have conducted since April 1, 2020, their respective business and activities in compliance with Applicable Laws; except, in each case of clauses (i) and (ii), where the failure to so comply and conduct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No Acquired Company has received, since April 1, 2020, any written notice or inquiry from, or has been involved in any investigation by, any Governmental Authority regarding any actual or potential violation of, or failure to comply with, any Applicable Law by any Acquired Company, in each case, that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Except with respect to matters set forth on Section 4.10(b) of the Company Disclosure Letter, The Acquired Companies hold all regulatory licenses, permits, registrations, accreditations, certifications, qualifications, consents, approvals, exemptions, franchises, ordinances, or other similar authorizations issued or granted to the Acquired Companies by any Governmental Authority or accrediting body (the “Company Licenses”) that are required for the Acquired Companies to conduct their business, as presently conducted, except where the failure to hold such Company Licenses would not reasonably be expected to have a Company Material Adverse Effect.

(c) Except as set forth on Section 4.10(c) of the Company Disclosure Letter, each Company License described in Section 4.10(b) is valid and in full force and effect and, during the past three (3) years, the Acquired Companies have not received any written notice that any such Company License has been suspended, revoked, cancelled or adversely modified, except where the failure thereof to be in full force and effect, or the suspension, revocation, cancellation or modification thereof, would not reasonably be expected to have a Company Material Adverse Effect. No Company License is subject to any conditions or requirements that have not been imposed generally upon licenses for the same services, unless such conditions or requirements would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, during the past three (3) years, there has not been any event, condition or circumstance that would preclude any Company License described in Section 4.10(b) from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms), except where the failure thereof to be renewed would not reasonably be expected to be material to any of the Acquired Companies.

(d) Except as set forth on Section 4.10(d) of the Company Disclosure Letter, the Acquired Companies holding each Company License described in Section 4.10(b) is in compliance with such Company License and, during the past three (3) years, has fulfilled and performed all of its obligations with respect thereto, except in each case, as would not reasonably be expected to be material to the Acquired Companies, taken as a whole.

(e) Except as set forth on Section 4.10(e) of the Company Disclosure Letter, during the past three (3) years, the Acquired Companies have been in compliance with all Data Privacy and Security Requirements, except as would not reasonably be expected to have a Company Material Adverse Effect. During the past three (3) years, none of the Acquired Companies have received written communication from any Governmental Authority or Person that alleges that such Acquired Company is not in compliance with any Data Privacy and Security Requirement or is the subject of any claim, Proceeding, or, to the Knowledge of the Company, investigation with respect to any security incident or non-compliance with any Data Privacy and Security Requirement, except as would not be expected to be material to the Acquired Companies, taken as a whole. Except as set forth on Section 4.10(e) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole, in the past three (3) years, no Acquired Company has experienced any breaches, violations, outages or unauthorized uses or Processing of or accesses to the Company IT Assets or any Personal Information Processed by or, to the Knowledge of the Company, for the Acquired Companies, including personal data breaches as defined by Privacy Laws.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies use and have used in the past three (3) years commercially reasonable efforts to maintain and implement an information security program including appropriate cybersecurity measures and documented policies to: (i) identify internal and external risks to the security of any proprietary or confidential information in the Acquired Companies’ control or possession, including Personal Information; and (ii) protect Personal Information and all Company IT Assets against any unauthorized Processing or corruption and in compliance, in all material respects, with Data Privacy and Security Requirements. The Acquired Companies take and have in the past three (3) years taken all commercially reasonable steps designed to ensure that all authorized third parties that Process any Personal Information on behalf of the Acquired Companies provide safeguards designed to protect such Personal Information, in compliance with applicable Data Privacy and Security Requirements.

(g) The Acquired Companies have implemented commercially reasonable training programs in accordance with Data Privacy and Security Requirements.

(h) Except as set forth on Section 4.10(h) of the Company Disclosure Letter, in the past three (3) years, the Acquired Companies have not notified or had any obligation under any applicable Data Privacy and Security Requirement to notify, any affected Person (including any Governmental Authority) or the media of personal data breaches as defined by Privacy Laws.

(i) Except with respect to the Acquired Companies’ group health plan made available to the Acquired Companies’ employees, none of the Acquired Companies is a Covered Entity or a Business Associate (as each such term is defined by HIPAA). Except as set forth on Section 4.10(i) of the Company Disclosure Letter, none of the Acquired Companies, since April 1, 2020, has ever entered into a business associate agreement with any Covered Entity or a sub-business associate agreement with a Business Associate in connection with the Company’s business, including the conduct of clinical research or other commercial activities.

(j) Except as set forth on Section 4.10(j) of the Company Disclosure Letter, the Acquired Companies are, and since April 1, 2020, have been, in compliance with all Anti-Corruption Laws and applicable Sanctions, except as would not reasonably be expected to have a Company Material Adverse Effect.

(k) Except as would not reasonably be expected to have a Company Material Adverse Effect, none of the Acquired Companies nor any director, officer, employee, or to the Knowledge of the Company, agent or other person acting on behalf of the Acquired Companies has, since April 1, 2020, corruptly made, offered, promised or authorized any payment or gift of anything of value, directly or indirectly, to or for the benefit of any government official in order to assist any of the Acquired Companies in obtaining or retaining business or otherwise securing any improper business advantage, or to any other person in violation of applicable Anti-Corruption Laws.

(l) Except as would not reasonably be expected to have a Company Material Adverse Effect, none of the Acquired Companies, nor any director, officer, employee, or to the Knowledge of the Company, agent or other person acting on behalf of the Acquired Companies, is, or during the past five (5) years has been, the target of Sanctions, including by being identified on any Sanctions related list maintained by a Governmental Authority, or located, organized or resident in, or the government or any agency or instrumentality of the government of a country or territory that is the target of comprehensive Sanctions (currently, Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine, the non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea and Syria), a government or any agency or instrumentality of a government that itself is subject to comprehensive Sanctions, or otherwise owned by, controlled by, or acting for or on behalf of a person, entity, Governmental Authority, or country/territory that is the target of Sanctions. Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Acquired Companies is, and since April 1, 2020, has been, in compliance with all Applicable Laws pertaining to exports, reexports, transfers, and import controls.

(m) Notwithstanding the foregoing, no representation or warranty in this Section 4.10 is made with respect to Company SEC Documents or financial statements, “disclosure controls and procedures” or “internal control over financial reporting,” real property matters, Intellectual Property Rights matters, Tax matters or environmental matters, which are addressed in Section 4.06 (Company SEC Documents; Company Financial Statements; Disclosure Controls), Section 4.13 (Real Property), Section 4.14 (Intellectual Property), Section 4.16 (Tax Matters) and Section 4.18 (Environmental Matters), respectively.

Section 4.11 Healthcare Laws.

(a) Except as set forth on Section 4.11(a) of the Company Disclosure Letter, (x) the Acquired Companies are and, during the past three (3) years, have been in compliance with all applicable Healthcare Laws, except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, and (y) during the past three (3) years, the Acquired Companies have timely filed all reports, applications, statements, documents, registrations, filings, amendments, supplements and submissions required to be filed under applicable Healthcare Laws and (i) each such filing was true and correct in all material respects as of the date of submission, or was corrected in or supplemented by a subsequent filing, and (ii) any legally required updates, changes, corrections, amendments, supplements, or modifications to such filings have been submitted to the applicable Governmental Authorities except, in the case of clause (y), where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) During the past three (3) years, except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, (i) none of the Acquired Companies has received any written notice from, or to the Knowledge of the Company, been subject to any investigation or inquiry by, any Governmental Authority alleging a violation of any applicable Healthcare Law and (ii) none of the Acquired Companies nor, to the Knowledge of the Company, any sponsor, contract research organization, investigator or clinical site has received any Form FDA-483, notice of adverse finding, statement of deficiency, warning letter, untitled letter, or similar written notice from any Governmental Authority under applicable Healthcare Laws, in each case as it relates to the activities and services conducted or provided by or on behalf of the Acquired Companies.

(c) Except as set forth on Section 4.11(c) of the Company Disclosure Letter, during the past three (3) years, except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, (i) none of the Acquired Companies has received written notice from any Governmental Authority regarding any material research misconduct (defined as falsification or fabrication of data, or plagiarism, as those terms are defined in 42 C.F.R. Part 93, or as that phrase is generally understood in foreign jurisdictions) or material violations of any human subjects protections and informed consent requirements, made involving research studies, data studies, real world evidence studies, pharmacovigilance activities or other research for which the Acquired Companies provided services, and (ii) none of the Acquired Companies has received any material written notice from any Governmental Authority, institutional review board, ethics committee, or customer recommending, requiring, or threatening a clinical hold or partial clinical hold or the termination, suspension or material modification of any ongoing clinical trials conducted by or on behalf of the Acquired Companies, where such clinical hold, termination, suspension or material modification is based in whole or in part on the Acquired Companies’ acts or omissions.

(d) During the past three (3) years, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) all clinical trials and research projects carried on by any Acquired Company, or in which any Acquired Company is involved with, (ii) have been duly authorized by all necessary Governmental Authorities and received all required institutional review board and/or research ethics boards’ approvals, and (iii) such authorizations have been maintained at all relevant times.

(e) During the past three (3) years, none of the Acquired Companies have sponsored or conducted any non-clinical research or research involving live animals. None of the Acquired Companies’ products or services are subject to regulation as medical devices under the Healthcare Laws, including FDA guidance documents regarding clinical decision support software, device software functions, and mobile medical applications.

(f) Except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, to the Knowledge of the Company, all healthcare professionals employed or engaged by any Acquired Company are, and have been during the past three (3) years: (i) duly qualified and authorized to carry on the activities for which they are employed or engaged by the Acquired Company, (ii) have not been suspended or disbarred at any time by any Governmental Authority, and (iii) hold all permits, licenses and other authorizations required to carry on such activities.

(g) During the past three (3) years, none of the Acquired Companies has ever billed or remitted claims for goods or services to any Governmental Healthcare Program or any commercial healthcare insurance program. To the extent any employees of an Acquired Company perform or provide education, advice or opinions related to billing or coding for claims to Governmental Healthcare Program for or on behalf of any customer, such services, for the past three (3) years, have been provided in compliance with applicable Healthcare Laws, except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole.

(h) Except as set forth in Section 4.11(h) of the Company Disclosure Letter, except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, all facilities owned, leased, or employed by the Company or its Subsidiaries are, to the extent required by Applicable Law, being operated in compliance with applicable Healthcare Laws, including, to the extent applicable, the FDA’s regulations related to current good laboratory practice, and current good manufacturing practice, the Clinical Laboratory Improvement Amendments of 1988, as amended and the equivalent applicable requirements of any provincial, state or local law or any foreign jurisdiction.

(i) None of the Acquired Companies nor, to the Knowledge of the Company, any of their respective officers, directors, employees or contractors are or, during the past three (3) years have been, suspended, excluded, disqualified or debarred under the Healthcare Laws or any other Applicable Law, or to the Knowledge of the Company, are currently subject to an investigation or proceeding that could result in suspension, exclusion, disqualification or debarment under the Healthcare Laws or any other Applicable Law.

Section 4.12 Litigation. Except as set forth on Section 4.12 of the Company Disclosure Letter, as of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened Proceedings at law or in equity before or by any Governmental Authority against an Acquired Company, or to the Knowledge of the Company, against any of the principal investigators or nurses that it employs or otherwise engages, that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is no Governmental Order binding upon an Acquired Company that would have, or would reasonably be expected to have, a Company Material Adverse Effect. Notwithstanding the foregoing, no representation or warranty in this Section 4.12 is made with respect to Company SEC Documents or financial statements, “disclosure controls and procedures” or “internal control over financial reporting,” real property matters, intellectual property matters, Tax matters or environmental matters, which are addressed in Section 4.06 (Company SEC Documents; Company Financial Statements; Disclosure Controls), Section 4.13 (Real Property), Section 4.14 (Intellectual Property), Section 4.16 (Tax Matters) and Section 4.18 (Environmental Matters), respectively.

Section 4.13 Real Property.

(a) Section 4.13(a) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Company Owned Real Property. Except as set forth on Section 4.13(a) of the Company Disclosure Letter, an Acquired Company owns such Company Owned Real Property and has good and marketable indefeasible fee simple title (or the equivalent interest in the applicable jurisdiction), subject only to Permitted Liens. Except as set forth on Section 4.13(a) of the Company Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect: (i) no Acquired Company has leased or otherwise granted to any Person the right to use or occupy such Company Owned Real Property or any portion thereof; and (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any portion thereof or interest therein. No Acquired Company is a party to any agreement or option to purchase any real property or interest therein.

(b) Section 4.13(b) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of the address of all Leased Real Property and the Company has made available to Parent true and complete copies of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property. The Acquired Companies have delivered a true and complete copy of each such Lease document (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). Except as set forth on Section 4.13(b) of the Company Disclosure Letter: (i) an Acquired Company has a valid and enforceable leasehold estate in all Leased Real Property, subject to the Enforceability Exceptions and any Permitted Liens or as would not reasonably be expected to have a Company Material Adverse Effect; (ii) no Acquired Company nor, to the Acquired Companies’ Knowledge, any other party to the Lease, is in breach or default under such Lease, nor has any Acquired Company received any written notice of default, nor does the Company have Knowledge of the existence of, any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property; (iii) the Acquired Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and, to the Knowledge of the Company, there are no disputes with respect to such Lease; (iv) no Acquired Company has subleased, licensed or otherwise granted any Person the right to use or occupy such property subject to such Lease or any portion thereof; (v) no Acquired Company has collaterally assigned or granted any other security interest in such Lease or any interest therein; and (vi) the other party to such Lease is not an affiliate of, and otherwise does not have any economic interest in, any Acquired Company.

(c) The Company Owned Real Property identified in Section 4.13(a) of the Company Disclosure Letter, and the Leased Real Property identified in Section 4.13(a) of the Company Disclosure Letter, comprise all of the real property used in, or otherwise related to, the business of the Acquired Companies.

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property are in good condition and repair and sufficient for the operation of the business of the Acquired Companies.

Section 4.14 Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Letter accurately and completely identifies all material items of Registered IP and the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number. An Acquired Company owns all right, title and interest in and to the Company IP free and clear of any Liens (other than Permitted Liens). None of the Registered IP scheduled on Section 4.14(a) of the Company Disclosure Letter is subject to any pending challenge received by any Acquired Company in writing, or to the Knowledge of the Company, threatened, in each case, relating to the ownership, validity or enforceability of such Registered IP. The Registered IP (other than pending applications and domain names) is subsisting and unexpired, and has not been adjudged invalid or unenforceable.

(b) To the Knowledge of the Company, (i) no Acquired Company, nor the operation of their businesses, is currently infringing or misappropriating, or otherwise violating and has not in the past three (3) years infringed, misappropriated, or otherwise violated, any Intellectual Property Right of any other Person and (ii) each of the Acquired Companies has a valid and enforceable license or other right to use all Intellectual Property Rights used in or necessary for the current conduct of their businesses, in each case where such infringement, misappropriation or failure to possess sufficient rights would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Proceeding is pending or, during the past three (3) years, has been threatened in writing against any Acquired Company alleging any infringement or misappropriation or other violation by such Acquired Company of any Intellectual Property Rights of another Person, except for any such Proceeding that would not reasonably be expected to have a Company Material Adverse Effect. No Third Party is or has been in the past three (3) years infringing, misappropriating or otherwise violating any Company IP in a manner that would be material to the Acquired Companies taken as a whole.

(c) Except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, each current and former employee and consultant of an Acquired Company who has contributed to the creation or development of any Company IP on behalf of the Company or any of its Subsidiaries during the past five (5) years has signed a written agreement containing an assignment of Intellectual Property Rights in such Company IP to an Acquired Company and reasonable confidentiality provisions with respect to any confidential information or trade secrets of the Acquired Companies, except where Intellectual Property Rights in such contribution would vest in an Acquired Company and its confidentiality be protected by operation of Law. To the Knowledge of the Company, no such person is in material breach of such agreement.

(d) The Acquired Companies take commercially reasonable measures to protect, safeguard and maintain the confidentiality of any Company IP which the Acquired Companies hold as a trade secret. Except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, the Acquired Companies (i) have in their possession the source code for the Company Software and (ii) have not had, and do not have, any duty or obligation to disclose or deliver any material source code for any Company Software to any third party, except for Persons engaged by an Acquired Company to provide services for such Acquired Company and who as executed a confidentiality agreement with customary terms with respect to the use and disclosure of such source code. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Software is integrated with, contains, is derived from or linked to any open source software in a manner that would require or purport to require the Acquired Companies, based on the Acquired Companies’ current use, distribution, or making available of the Company Software, to make the source code for any Company Software (other than the open source software itself) to any third party. The Acquired Companies are in compliance, in all respects, with the terms and conditions of any license applicable to open source software used by an Acquired Company, except as would not reasonably be expected to have a Company Material Adverse Effect.

(e) The Acquired Companies take commercially reasonable steps designed to prevent the introduction of disabling codes, spyware, Trojan horses, worms and other malicious code into the Company IT Assets and Company Software and, to the Knowledge of the Company, neither the Company IT Assets nor the Company Software contain any of the foregoing which would be material to the Acquired Companies taken as a whole. To the Knowledge of the Company, the Company Software functions in all material respects in accordance with its specifications when used in accordance with such specifications and related documentation except where such defect or error would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.15 Insurance Coverage. The Company has made available to Parent true and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, properties and operations of the Acquired Companies (the “Insurance Policies”). Section 4.15 of the Company Disclosure Letter sets forth the following information for each of the Insurance Policies: the first named insured, the policy/bond number, the insurer(s), major limits, deductibles and term. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) all Insurance Policies are in full force and effect; (b) all premiums due and payable with respect to the Insurance Policies have been paid in full; (c) the Acquired Companies are in compliance in all respects with the terms and conditions of such Insurance Policies; (d) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or modification of any of the Insurance Policies; (e) neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice of cancellation, non-renewal, disallowance or reduction in coverage with respect to any Insurance Policy; (f) the Company has timely filed all claims for which it is seeking payment or other coverage under any of the Insurance Policies and there is no material claim by any Acquired Company pending under any Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies; (g) to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute a breach or default, or permit termination of any Insurance Policy; (h) since January 1, 2016, no policy limits of Insurance Policies have been exhausted or materially eroded or reduced and policies providing substantially similar insurance coverage have been in effect continuously; (i) the Company has not failed to give any notice or present any claims under any Insurance Policy in a due and timely fashion; (j) no insurer has denied, rejected, questioned or disputed any pending claims; (k) the Company has no knowledge of threatened termination of, or material premium increase with respect to, any of such Insurance Policies; (l) the Company and its assets and properties are insured in amounts no less than as required by Applicable Law and any contract or agreement to which the Company is a party; (m) all assets of the Company are insured to full replacement cost value; and (n) there are no open claims with any insolvent carriers.

Section 4.16 Tax Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to an Acquired Company have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, correct and complete in all respects.

(b) All Taxes of each Acquired Company (whether or not shown as due and payable) on any such Tax Return have been timely paid.

(c) Except as set forth on Section 4.16(c) of the Company Disclosure Letter, no deficiency for any amount of Taxes has been asserted in writing or assessed by any Governmental Authority against any Acquired Company, except for deficiencies that have been satisfied by payment, settled, withdrawn or otherwise resolved.

(d) Except as set forth on Section 4.16(d) of the Company Disclosure Letter, there are no audits or examinations or other administrative or judicial proceedings ongoing or pending (or threatened in writing) by any Governmental Authority with respect to any Taxes of any Acquired Company.

(e) Except as set forth on Section 4.16(e) of the Company Disclosure Letter, there are no waivers or extensions of any statute of limitations currently in effect and no request for such extension or waiver is currently pending with respect to Taxes of any Acquired Company (other than extensions that arise as a result of filing Tax Returns by the extended due date therefor).

(f) There are no Liens for Taxes upon any property or assets of any Acquired Company, except for Permitted Liens.

(g) None of the Acquired Companies has, within the past two (2) years, been a party to any transaction intended to qualify under Section 355 of the Code (or under so much of Section 356 of the Code as relates to Section 355 of the Code).

(h) No Acquired Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than any intercompany agreements and commercial or financial agreements, the principal purpose of which is not related to Taxes).

(i) No Acquired Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was an Acquired Company) or (ii) has any material liability for the Taxes of any Person (other than an Acquired Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor, or by contract (other than any Contract the principal purpose of which does not relate to Taxes).

(j) The Acquired Companies have timely withheld or collected, and reported and paid over to the appropriate Governmental Authority, all Taxes required to have been withheld or collected, reported and paid in connection with any amounts paid or owing to any employee, independent contractor, customer, creditor, stockholder or other third party and have complied with all reporting obligations with respect to such amounts.

(k) Each Acquired Company has properly collected all sales Taxes required to be collected in the time and manner required by any Applicable Law and remitted all such sales Taxes and applicable use Taxes to the applicable Governmental Authority in the time and in the manner required by any Applicable Law.

(l) None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing, (ii) use of an improper method of accounting before Closing for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed prior to the Closing, (iv) installment sale or open transaction disposition made prior to the Closing, or (v) prepaid amount received prior to the Closing outside of the ordinary course of business.

(m) No Acquired Company is or has been a party to any “reportable transaction” (other than a “loss transaction”) as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(n) No Acquired Company has a permanent establishment (within the meaning of an applicable tax treaty) or otherwise has a fixed place of business for applicable Tax purposes in a country other than its country of formation or incorporation, as applicable.

(o) No claim has been made by any Governmental Authority in a jurisdiction where any Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation in that jurisdiction.

(p) No Acquired Company has executed or entered into any binding written agreement with any taxing authority or has received any ruling of any taxing authority.

(q) No Acquired Company has made an election pursuant to Section 965(h) of the Code.

Notwithstanding anything else in this Agreement, the representations and warranties included in this Section 4.16, Section 4.06, Section 4.07 (solely with respect to clause (xii) of Section 6.01(a)) and Section 4.17 shall constitute the only representations and warranties of the Company in this Agreement with respect to Tax matters.

Section 4.17 Employees and Employee Benefit Plans.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth a complete list of each material Plan, excluding any such Plan that is an employment offer letter or individual independent contractor or consultant agreement that is terminable upon no more than thirty (30) days’ notice without further liability and does not provide any change in control or severance payments or benefits. For purposes of this Agreement, the term “Plan” means each “employee benefit plan” as that term is defined in Section 3(3) of ERISA (whether or not subject to ERISA), and each other employment, individual consulting, pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, bonus or other incentive plans, programs, policies or agreements, medical, vision, dental or other health plans, life insurance plans, or other benefit or compensation plan, program, contract, policy, agreement or arrangement, in each case, that is maintained, sponsored or contributed to by the Acquired Companies, or required to be maintained or contributed to by the Acquired Companies for the benefit of any current or former employees, directors, officers or consultants of the Acquired Companies and/or their dependents, or under or with respect to which the Acquired Companies have any current or contingent liability or obligation (other than any statutory plan, program or arrangement that is required under Applicable Law, other than the laws of the United States, and maintained by any Governmental Authority).

(b) With respect to each material Plan, the Acquired Companies have provided to Parent a correct and complete copy of: (i) each writing constituting a part of such Plan, including all plan documents, employee communications (including current summary plan description or other written summary provided to participants), benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent annual financial report, if any; and (iii) the most recent actuarial report, if any.

(c) Each Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, and nothing has occurred that could reasonably be expected to adversely affect or cause the loss of qualification of any such Plan. Each Plan is and has been established, maintained, operated and administered in compliance with its terms and in compliance with ERISA, the Code and other Applicable Laws and no event has occurred and no condition exists that has subjected or would reasonably be expected to subject any of the Acquired Companies to any material Tax, fine, lien, penalty, or other liability or obligation imposed by ERISA, the Code, or any other Applicable Law, except in each case as would not reasonably be expected to result in material liability to the Acquired Companies, taken as a whole. Except as would not reasonably be expected to be result in material liability to the Acquired Companies, taken as a whole, all contributions, distributions, reimbursements and premium payments with respect to each Plan which are due on or before the Closing Date have been made or properly accrued within the time periods prescribed by the terms of each Plan, ERISA and the Code.

(d) Except as would not reasonably be expected to result in material liability to the Acquired Companies, taken as a whole, with respect to each Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Non-U.S. Plan”): (i) all employer and employee contributions to each Non-U.S. Plan required by Law or by the terms of such Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) there are no unfunded or underfunded liabilities with respect to any Non-U.S. Plan. No Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA).

(e) No Plan is, and none of the Acquired Companies nor their ERISA Affiliates sponsor, maintain, contribute to, has any obligation to contribute to, or otherwise has any current or contingent liability or obligation under or with respect to: (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) or other “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is or was subject to Title IV of ERISA or Section 412 of the Code; (ii) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code; (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA; or (iv) a “defined benefit plan” (as defined in Section 3(35) of ERISA whether or not subject thereto). None of the Acquired Companies has any current or contingent liability or obligation as a consequence of being considered a single employer with any other Person under Section 414 of the Code during the past six (6) years.

(f) Except as set forth on Section 4.17(f) of the Company Disclosure Letter, no Plan provides and none of the Acquired Companies has any current or potential obligation to provide for post-employment, post-service or post-ownership health or welfare benefits, other than health care continuation coverage required by Section 4980B of the Code (“COBRA”) or other Applicable Law. None of the Acquired Companies has incurred (whether or not assessed) or could reasonably be expected to incur any Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist that could result in the imposition of any such Tax or penalty.

(g) Except as set forth on Section 4.17(g) of the Company Disclosure Letter, there are no pending or, to the Knowledge of the Company, threatened claims, actions, suits, audits, proceedings, investigations, litigation, inquiry, or other disputes on behalf of or relating to a Plan (other than routine claims for benefits thereunder).

(h) There are no, and within the last three (3) years, there have been no, “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA and no breach of fiduciary duty (as determined under ERISA) with respect to any Plan, in each case, except as would not reasonably be expected to result in material liability to the Acquired Companies, taken as a whole.

(i) Except as set forth in Section 4.17(i) of the Company Disclosure Letter, neither the execution and delivery by the Company of this Agreement nor the consummation of the Transactions contemplated hereby (either alone or in combination with another event) could: (i) entitle any current or former employee, officer, consultant or director of the Company or any of its Subsidiaries to, or increase the amount of, any compensation or benefits; (ii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; (iii) result in the forgiveness of indebtedness of any such employee, officer, consultant or director; or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(j) Neither the Company nor any of its Subsidiaries maintains any obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(k) Each Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Acquired Company is the subject of any pending or, to the Knowledge of the Company, threatened proceeding alleging that an Acquired Company has engaged in any unfair labor practice under any Law. There is no, and for the past three years there has not been any, pending or, to the Knowledge of the Company, threatened unfair labor practice charge, material labor grievance, material labor arbitration, strike, dispute, walkout, work stoppage, slowdown, picketing, hand billing or lockout against or affecting any of the Acquired Companies. Except as set forth on Section 4.09(a)(vii) of the Company Disclosure Letter, (i) no Acquired Company is a party to or bound by any Labor Agreement, and there are no Labor Agreements that pertain to any of the employees of any Acquired Company, and none are currently being negotiated and (ii) there are no labor unions, works councils, employee representatives, group of employees or other organizations representing, or, to the Knowledge of the Company, purporting to represent or attempting to represent, any employee of any Acquired Company. To the Knowledge of the Company, in the past three years, there have been no labor organizing activities with respect to any employees of any Acquired Company.

(m) The Acquired Companies are, and for the past three (3) years have been, in compliance in all material respects with all Applicable Laws relating to employment, including Laws relating to discrimination, harassment, retaliation, hours of work and the payment of wages or overtime wages (including the classification of independent contractors and exempt and non-exempt employees), terms and conditions of employment, health and safety, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988 or any similar Laws (the “WARN Act”)), workers’ compensation, labor relations, employee leave issues, employee trainings and notices, COVID-19, affirmative action and unemployment insurance.

(n) Except as would not result in material liability to the Acquired Companies, taken as a whole: (i) the Acquired Companies have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that have come due and payable to their current or former employees and independent contractors; and (ii) each individual who is providing or within the past three years has provided services to an Acquired Company and is or was classified and treated as an independent contractor, leased employee or other non-employee service provider, is and has been properly classified and treated as such for all applicable purposes.

(o) The Acquired Companies have, within the past three (3) years, reasonably investigated all sexual harassment, or other harassment, discrimination, retaliation or policy violation allegations against officers, directors, or employees of any Acquired Company that have been reported to any Acquired Company or of which any Acquired Company is otherwise aware. With respect to each such allegation (except those the Acquired Companies reasonably deemed to not have merit), the Acquired Companies have taken corrective action reasonably calculated to prevent further improper action. To the Knowledge of the Company, there are no such allegations relating to any such officer, director or employee that, if known to the public, would bring any Acquired Company into material disrepute.

(p) To the Knowledge of the Company, no current employee with an annualized cash compensation opportunity at or above $450,000 has provided written notice to terminate his or her employment with any Acquired Company prior to the one-year anniversary of the Closing.

Section 4.18 Environmental Matters. Except as set forth on Section 4.18 of the Company Disclosure Letter, the Acquired Companies are, and for the past three (3) years have been, in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 4.18 of the Company Disclosure Letter, the Acquired Companies hold all permits required under applicable Environmental Laws to own or operate their property and assets and conduct their business as presently conducted, except where the absence of any such permit would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 4.18 of the Company Disclosure Letter, as of the date of this Agreement, there are no written claims or notices of violation pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies alleging a violation of or liability under any Environmental Law, except for any such claim or notice that would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 4.18 of the Company Disclosure Letter, as of the date of this Agreement, no Acquired Company has treated, stored, manufactured, transported, handled, disposed, released, arranged for the disposal of, exposed any Person to, or to the Knowledge of the Company, owned or operated any properties or facilities contaminated by, any Hazardous Substances, in each case that would reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 4.18 of the Company Disclosure Letter, no Acquired Company has assumed, undertaken or provided an indemnity with respect to any material liability of any Person under Environmental Law, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company has provided to Parent true and complete copies of all material environmental reports, assessments and studies in the Company’s possession with respect to the current or former properties, facilities, or operations of the Acquired Companies, including the Company Owned Real Property or Leased Real Property, in each case that were prepared in the past three (3) years, or earlier to the extent relating to a currently unresolved material environmental liability of the Company.

Section 4.19 Information in the Proxy Statement. The Proxy Statement (and any amendment thereof or supplement thereto) at the time it is filed with the SEC, at the date it is mailed to the Company’s stockholders and at the time of any meeting of the Company’s stockholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to (a) statements therein relating to the Guarantors, Parent and its Affiliates, including Merger Sub, or based on information expressly supplied by or on behalf of the Guarantors, Parent or Merger Sub for inclusion in the Proxy Statement or (b) any financial projections or forward-looking statements. The Proxy Statement (and any amendment thereof or supplement thereto) will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws.

Section 4.20 Material Customers; Material Vendors.

(a) Section 4.20(a) of the Company Disclosure Letter sets forth each of the ten (10) largest customers (each, a “Material Customer”) of the Acquired Companies, taken as a whole, based on the revenue generated from such customer during the financial year ended December 31, 2022, and during the three (3) months ended March 31, 2023, showing aggregate revenue generated by each such Material Customer during each such period. Except as would not, individually or in the aggregate, be material to the Acquired Companies, taken as a whole, during the past twelve (12) months prior to the date hereof, no Acquired Company has been, or is currently, engaged in any Proceeding with any Material Customer. As of the date of this Agreement, except as would not, individually or in the aggregate, be material to the Acquired Companies, taken as a whole, no Acquired Company has received any written notice from any Material Customer expressly stating any intention to terminate purchases from the Acquired Companies.

(b) Section 4.20(b) of the Company Disclosure Letter sets forth each of the ten (10) largest vendors or suppliers (each, a “Material Vendor”) of the Acquired Companies, taken as whole, based on the amounts paid to such vendors or suppliers by the Acquired Companies during the financial year ended December 31, 2022, and during the three (3) months ended March 31, 2023, showing aggregate amount paid to each such Material Vendor through the Company’s accounts payable group (excluding any offsets) during each such period. Except as would not, individually or in the aggregate, be material to the Acquired Companies, taken as a whole, during the past twelve (12) months prior to the date hereof, no Acquired Company has been, or is currently, engaged in any Proceeding with any Material Vendor. As of the date of this Agreement, except as would not, individually or in the aggregate, be material to the Acquired Companies, taken as a whole, no Acquired Company has received any written notice from any Material Vendor expressly stating any intention to terminate its provision of goods or services to the Acquired Companies.

Section 4.21 Required Vote. The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote in accordance with the DGCL to adopt this Agreement (the “Required Company Stockholder Approval”) is the only vote of the holders of any of the Company Capital Stock necessary to adopt this Agreement and approve the Merger and the other Transactions.

Section 4.22 No Brokers. Except for Centerview Partners LLC (“Centerview”) and BofA Securities, Inc. (“BofA Securities”), there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who will be entitled to any brokerage fee or commission from the Company or any of its Subsidiaries in connection with the Transactions.

Section 4.23 Opinion of Financial Advisors. The Company Board of Directors has received (i) the opinion of Centerview to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the Merger Consideration to be paid to the holders of the Class A Common Stock (other than as set forth in such opinion) pursuant to this Agreement is fair, from a financial point of view, to such holders, and (ii) the oral opinion of BofA Securities (to be confirmed by delivery of a written opinion from BofA Securities dated as of the date hereof), to the effect that, as of the date of such written opinion, and based upon and subject to the various limitations, qualifications and assumptions set forth in such written opinion, the Merger Consideration to be paid to the holders of shares of Class A Common Stock (other than Cancelled Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. A written copy of each such opinion will be provided to Parent by the Company promptly following the date of this Agreement for informational purposes only.

Section 4.24 Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition”, or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Certificate of Incorporation or Company Bylaws is applicable to the Company, the Company Common Stock, the Merger, this Agreement or the other transactions contemplated by this Agreement. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company is subject, party or otherwise bound.

Section 4.25 Accounts Payable. Except as would not reasonably be expected to have a Company Material Adverse Effect, all accounts payable of the Acquired Companies as of the date hereof arose in bona fide, arm’s-length transactions in the ordinary course of business. All accounts receivable of the Acquired Companies as of the date hereof were acquired or arose from sales actually made or services actually performed in the ordinary course of business that represent bona fide transactions.

Section 4.26 Affiliate Arrangements. Between April 1, 2020 and the date of this Agreement, there have been no transactions, or series of related transactions, or Contracts, that would be required to be reported prior to the date hereof by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC (each, an “Affiliate Arrangement”) that have not been disclosed in the Company SEC Documents, except as would not be material to the Acquired Companies, taken as a whole.

Section 4.27 No Additional Representations or Warranties.

(a) Except as provided in this Article IV or in any certificate to be delivered by the Company in connection with this Agreement, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, any of its Subsidiaries, or with respect to any other information provided to the Guarantors, Parent, Merger Sub or their respective Affiliates in connection with the Transactions, including the accuracy, completeness or timeliness thereof. Neither the Company nor any other Person will have or be subject to any claim, liabilities or any other obligation to Parent, Merger Sub or any other Person resulting from the distribution or failure to distribute to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to Parent or Merger Sub in the electronic data room maintained by the Company for purposes of the Transactions or management presentations in expectation of the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV or in any certificate to be delivered by the Company in connection with this Agreement.

(b) Except for the representations and warranties contained in Article V or in any certificate to be delivered by Parent and/or Merger Sub in connection with this Agreement, the Company acknowledge that neither Parent nor Merger Sub nor any of their Subsidiaries or Representatives make, and the Company acknowledge that they have not relied upon or otherwise been induced by, any other express or implied representation or warranty by or on behalf of Parent or Merger Sub or any of their Subsidiaries or with respect to any other information provided or made available to the Company by or on behalf of Parent or Merger Sub in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or its Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Letter, Parent and Merger Sub each represent and warrant to the Company:

Section 5.01 Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all corporate power and authority required to own, lease and operate its assets and to carry on its business as currently conducted, except where the failure to have such power and authority would not materially impair the ability of Parent or Merger Sub to consummate the Transactions. Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not materially impair the ability of Parent or Merger Sub to consummate the Transactions. Merger Sub is a direct, wholly-owned Subsidiary of Parent.

Section 5.02 Corporate Authorization.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub (subject, with respect to Merger Sub, only to approval by its sole stockholder), and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize the execution and delivery of this Agreement or for each of Parent and Merger Sub to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger with the Delaware Secretary of State). Assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement has been duly and validly executed and delivered by Parent and Merger Sub and constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

(b) The board of directors or similar governing body of each of Parent and Merger Sub has duly adopted resolutions (i) determining that this Agreement and the Transactions are advisable and in the best interests of Parent, Merger Sub and their respective stockholders or other equityholders, as applicable and (ii) adopting this Agreement and the Transactions. Parent, acting in its capacity as the sole stockholder of Merger Sub, will immediately after execution hereof approve and adopt this Agreement.

(c) No vote of, or consent by, the holders of any equity interests of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions or otherwise required by Parent’s organizational documents, Applicable Law or any Governmental Authority.

Section 5.03 Governmental Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of the Certificate of Merger with the Delaware Secretary of State, (b) compliance with and filings or notifications under any applicable requirements of the Antitrust and Foreign Investment Laws, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (d) compliance with any applicable rules of Nasdaq, and (e) where failure to take any such actions or filings would not materially impair or delay the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.04 Non-Contravention. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, the consummation by each of Parent or Merger Sub of the Transactions and the compliance by each of Parent or Merger Sub with any of the provisions of this Agreement does not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or comparable organizational documents) of Parent or Merger Sub, (b) assuming the consents, approvals, authorizations and filings referred to in Section 5.03 have been obtained or made, any applicable waiting periods referred to therein have terminated or expired and any condition precedent to any such consent has been satisfied or waived, contravene, conflict with or result in a violation or breach of any Applicable Law or (c) assuming compliance with the matters referred to in Section 5.03, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any Contract, except in the case of clauses (b) and (c) above, any such violation, breach, default, right, termination, amendment, acceleration, cancellation or loss that would not, individually or in the aggregate, materially impair or delay the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.05 Litigation. As of the date of this Agreement, there are no pending or, to the Knowledge of Parent or Merger Sub, threatened, lawsuits, actions, suits, claims or other proceedings at law or in equity or investigations before or by any Governmental Authority against Parent or any of its Subsidiaries that would reasonably be expected to materially impair the ability of Parent or Merger Sub to consummate the Transactions. There is no unsatisfied judgment or any open injunction binding upon Parent or any of its Subsidiaries which would reasonably be expected to materially impair the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.06 No Brokers. There is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of any of Parent or its Subsidiaries who will be entitled to any fee or commission from Parent or its Subsidiaries, including Merger Sub, in connection with the Transactions where such fee would be payable by the Company should this Agreement be terminated in accordance with Section 9.01.

Section 5.07 Ownership of Company Capital Stock.

(a) Parent and Merger Sub and their respective Subsidiaries do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company except pursuant to this Agreement.

(b) Except as set forth on Section 5.07(b) of the Parent Disclosure Letter, neither Parent nor any of its Affiliates has entered into any Contract, arrangement or understanding (in each case, whether oral or written) with a third party not affiliated with Parent or any of its Affiliates, or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (i) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration, (ii) any stockholder of the Company (A) agrees to vote to adopt this Agreement or the Merger or (B) agrees to vote against, or not to tender its shares of Company Common Stock in, any Acquisition Proposal or (iii) any Third Party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the Merger.

Section 5.08 Financial Capacity. As of the date of this Agreement, Parent has delivered to the Company a true and complete copy of (a) the executed Equity Commitment Letters from the Guarantors to provide to Parent the Equity Financing in cash in an aggregate amount of at least $3,990,000,000, which Equity Commitment Letters each provide that the Company is an express third party beneficiary thereto and (b) the executed Debt Commitment Letter and the Debt Fee Letter, which Debt Fee Letter has been redacted for fees, “securities demand” provisions, pricing terms and pricing caps, “market flex” provisions and other terms that are customarily redacted (including any dates related thereto), none of which would reasonably be expected to reduce the aggregate principal amount of the Debt Financing to be funded on the Closing Date or impose additional conditions precedent to the funding of the Debt Financing on the Closing Date. The Debt Commitment Letter has not been amended or modified in any manner prior to the date of this Agreement. As of the date of this

Agreement, neither Parent nor any of its Affiliates has entered into any agreement, side letter or other commitment or arrangement relating to the financing of the Transactions that imposes or permits the imposition of conditions precedent to the funding of the Debt Financing on the Closing Date or would otherwise affect the availability of the Debt Financing on the Closing Date, in each case, other than the Commitment Letters and the Debt Fee Letter. Assuming satisfaction of the conditions set forth in Section 8.01 and Section 8.02 and that the Financing is funded on the Closing Date in accordance with the Financing Letters, as of the date of this Agreement, the aggregate proceeds of the Debt Financing (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto) and the Equity Financing will be sufficient to finance (i) the payment of the aggregate Merger Consideration, Option Consideration and PSU/RSU Consideration to which holders of Company Common Stock, Company Options, Company PSU Awards and Company RSU Awards will be entitled at the Effective Time pursuant to this Agreement, (ii) the repayment or refinancing of the Company’s outstanding debt facilities and (iii) the payment of all fees and expenses, in the case of each of clauses (i) through (iii), to the extent required to be paid by Parent or Merger Sub on the Closing Date in connection with consummation of the Transactions (the minimum amount sufficient to finance such payments, the “Required Amount”). As of the date of this Agreement, the commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect. As of the date of this Agreement, the Commitment Letters are in full force and effect and represent valid, binding and enforceable obligations (subject to the Enforceability Exceptions) of Parent and, to the Knowledge of Parent, each other party thereto to provide the financing contemplated thereby subject only to the satisfaction or waiver of the Financing Conditions. Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Financing. Assuming performance by the Company and its Affiliates of their respective obligations under this Agreement, as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or, to the Knowledge of Parent, any other party thereto under any term of the Commitment Letters. As of the date of this Agreement, Parent has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any term of any of the Commitment Letters. Assuming satisfaction of the conditions set forth in Section 8.01 and Section 8.02 and completion of the Marketing Period, as of the date of this Agreement, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied or (ii) the Financing will not be made available to Parent on the Closing Date. Parent and Merger Sub expressly agree and acknowledge that their obligations hereunder, including Parent’s and Merger Sub’s obligations to consummate the Merger, are not subject to, or conditioned on, Parent’s or Merger Sub’s consummation of any financing arrangements, Parent’s or Merger Sub’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent or Merger.

Section 5.09 Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of any Acquired Company. Parent and Merger Sub, on a consolidated basis, are solvent as of the date of this Agreement. Assuming (x) the accuracy of the representations and warranties set forth in Article IV, and (y) the performance by the Company of the covenants and agreements required to be performed by it under this Agreement prior to the Closing, the Surviving Corporation and their respective Subsidiaries, on a consolidated basis, will, after giving effect to all of the Transactions, including the payment of any amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, be solvent at and immediately after the Effective Time. As used in this Section 5.09, the term “solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries will exceed their debts, (b) each of Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries have not incurred debts beyond its ability to pay such debts as such debts mature, and (c) each of Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries, has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 5.09, “debt” means any liability on a claim, and “claim” means any (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 5.10 Information in the Proxy Statement. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will, as of the date the Proxy Statement is mailed to the Company’s stockholders and at the time of the meeting of the Company’s stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 5.11 Ownership of Merger Sub; No Prior Activities. All of the authorized capital stock of Merger Sub consists of 1,000 shares, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding shares of stock of Merger Sub are, and at the Effective Time will be, owned directly by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions. Except for obligations or liabilities incurred in connection with its formation and the Transactions, including those matters incidental thereto, Merger Sub has not and will not prior to the Effective Time have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.12 Company Arrangements. Other than this Agreement, as of the date hereof, none of the Guarantors, Parent or Merger Sub, or their respective executive officers, directors or Affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or Affiliates of the Company relating in any way to the Transactions.

Section 5.13 Investment Intention. Parent is acquiring through the Transactions the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation have not been registered under the Securities Act or any “blue sky” Laws and cannot be sold unless subsequently registered under the Securities Act, any applicable “blue sky” Laws or pursuant to an exemption from any such registration.

Section 5.14 Absence of Certain Agreements. As of the date of this Agreement, none of the Guarantors, Parent or Merger Sub, or their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (a) with any Third Party that would, in any material way, be reasonably expected to limit Parent’s or Merger Sub’s ability to comply with their respective obligations under this Agreement or (b) with any Third Party that would reasonably be expected to materially delay or prevent consummation of the Transactions. Parent is not aware of any matter related to Parent, Merger Sub or their respective Affiliates or Representatives that would reasonably be expected, individually or in the aggregate, to materially delay, impede or interfere with the consummation of the Transactions.

Section 5.15 No Additional Representations and Warranties. Except for the representations and warranties contained in Article IV or in any certificate to be delivered by the Company in connection with this Agreement, Parent and Merger Sub acknowledge that neither the Company nor any of its Subsidiaries or Representatives makes, and Parent and Merger Sub acknowledge that they have not relied upon or otherwise been induced by, any other express or implied representation or warranty by or on behalf of the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub by or on behalf of the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE VI.

COVENANTS OF THE COMPANY

Section 6.01 Conduct of the Company Pending the Merger.

(a) The Company agrees that, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01, except (w) as set forth in Section 6.01(a) of the Company Disclosure Letter, (x) as required by Applicable Law (including any actions taken reasonably and in good faith to respond to COVID-19 or any COVID-19 Measures), (y) as expressly contemplated by this Agreement, or (z) otherwise with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, (i) conduct its operations, in all material respects, in the ordinary course of business, and (ii) use its commercially reasonable efforts to preserve the goodwill and current relationships of the Acquired Companies with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has material business relations; provided, however, that the failure by an Acquired Company to take any action prohibited by any clause in the following sentence shall not be deemed to be a breach of the covenants contained in this sentence. Without limiting the foregoing, and as an extension thereof, except (w) as set forth in Section 6.01(a) of the Company Disclosure Letter, (y) expressly contemplated by this Agreement, or (z) otherwise with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01:

(i) amend the certificate of incorporation, bylaws or other organizational documents of the Acquired Companies;

(ii) issue, sell, grant options or rights to purchase or receive, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge, or issue any additional shares of, or securities convertible or exchangeable for, or warrants exercisable for, any Company Common Stock, other than (w) shares of Company Common Stock issuable upon exercise of the Company Options outstanding as of the date hereof in accordance with their terms, (x) shares of Company Common Stock issuable pursuant to the Company ESPP, subject to limitations set forth in Section 3.05(d), (y) in connection with the vesting and/or settlement of Company PSU Awards and/or Company RSU Awards outstanding on the date hereof, in each case, in accordance with their terms, (z) Company RSU Awards that may be granted to directors, officers, new hires or in connection with promotions consistent with past practice, in the ordinary course of business and in accordance with the parameters set forth on Section 6.01(a)(ii)(z) of the Company Disclosure Letter;

(iii) make or declare any dividend or distribution to the stockholders or other holders of equity interests of the Acquired Companies (except for any such transactions solely among the Company and its wholly owned Subsidiaries);

(iv) (A) materially amend or modify, or terminate (excluding any expiration of the term thereof in accordance with its terms), any Company Material Contract or Lease or waive, release or assign any material rights, claims or benefits under any Company Material Contract, (B) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement, in each case of clauses (A) and (B), other than in the ordinary course of business, (C) enter into any Contract that obligates the Company or any of its Subsidiaries to pay more than $5,000,000 in the aggregate to any third party (other than any such Contracts on a pass-through basis) or (D) enter into or materially amend or modify any Contract with the parties disclosed on Section 6.01(a)(iv)(D);

(v) sell, assign, transfer, convey, pledge, lease, license, encumber, abandon, allow to lapse or otherwise dispose of any material assets or properties, except (A) with respect to tangible assets or properties in the ordinary course of business, (B) for transfers among Acquired Companies or (C) with respect to Intellectual Property Rights, dispositions of Company IP that are no longer of material value to the Acquired Companies or in their commercially reasonable judgement, not worth maintaining and grants of rights in Company IP in the ordinary course of business that would not materially restrict an Acquired Company from using such Company IP as required by its business;

(vi) except as required by Applicable Law, or the terms of a Plan in existence as of the date hereof: (A) grant any severance or termination pay to (or amend any such existing arrangement with) any of its employees, directors, officers or other individual service providers; (B) except in the ordinary course of business consistent with past practice, pay or award, or commit to pay or award, any bonuses or incentive compensation; (C) enter into, establish, adopt, materially amend or terminate any Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be a Plan if in effect on the date hereof (except any ordinary course amendments that do not increase the cost to the Company, in the aggregate, of maintaining such Plan and further excluding any offer letters that provide for no severance or change in control benefits); (D) take action to accelerate any payment or benefit, or the funding of any payment or benefit, payable to or to become payable to any of its directors, officers, employees, or other individual service providers; (E) except in the ordinary course of business consistent with past practice, increase compensation, bonus, commission, or other benefits payable to any of its directors, officers, employees, or other individual service providers; (F) terminate the employment or service of any of its employees or individual service providers whose total annual cash compensation opportunity exceeds $450,000 (other than for cause or due to death or disability); (G) transfer the employment of any of its employees to any Person outside of the Acquired Companies, including to any client or partner firm, or enter into an agreement or arrangement for any Person outside of the Acquired Companies to hire or engage any of its employees; or (H) hire any employee or individual service provider whose total annual cash compensation opportunity would exceed $450,000;

(vii) modify, extend, terminate or enter into any Labor Agreement or recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of any Acquired Company;

(viii) implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation, in each case, affecting twenty (20) or more similarly situated employees or other similar actions that trigger notice obligations under the WARN Act;

(ix) waive or release any material noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee with a title of Vice President (or above) or independent contractor of any Acquired Company;

(x) other than the Merger contemplated hereby, merge, consolidate, liquidate, dissolve, restructure, recapitalize, statutorily convert or otherwise reorganize any Acquired Company with any Person or adopt a plan or resolution providing for any such transaction;

(xi) other than in accordance with Contracts in effect on the date hereof, make any loans or advances or capital contributions to, or investments in, any other Person (other than for transactions among the Acquired Companies), except for (A) advances to employees or officers of the Acquired Companies for reasonable and documented out-of-pocket expenses or (B) extensions of credit to customers, in each case, incurred in the ordinary course of business;

(xii) (A) make, change, amend or rescind any material Tax election, (B) other than as required by GAAP, change (or request any taxing authority to change) any material Tax accounting principles, periods, methods or practices, (C) enter into any closing agreement or other binding written agreement with any taxing authority with respect to material Taxes, (D) settle any material Tax claim or assessment or material claim for refund of Taxes, (E) file any material amended Tax Return, (F) apply for any ruling from any taxing authority with respect to material Taxes, (G) other than as required because of a change in Law or a change in the applicable facts, file any material Tax Return other than one prepared in a manner consistent with past practices in all material respects, or (H) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax (except with respect to the routine extension of Tax Returns);

(xiii) except as provided in Section 6.01(a)(ii), split, combine, reclassify, adjust, recapitalize, subdivide, amend the terms of, redeem, purchase or otherwise acquire any Company Common Stock;

(xiv) (A) form any Subsidiary or acquire any equity interest in any other Person (other than in accordance with Contracts in effect on the date hereof), (B) enter into any new material line of business, or (C) open a new office of the Acquired Companies in any country where no Acquired Company has an office as of the date hereof;

(xv) incur, assume, guarantee or otherwise become liable for any Indebtedness for borrowed money or other obligations under the Company Receivables Facility (directly, contingently or otherwise), other than borrowings under the Company’s current credit facilities in the ordinary course of business and not in excess of the amounts set forth in Section 6.01(a)(xv) of the Company Disclosure Letter;

(xvi) change any of its methods of accounting or accounting practices in any material respect other than as required or permitted by GAAP (or, if applicable, International Financial Reporting Standards) or Applicable Law;

(xvii) (A) make any capital expenditure in excess of $5,000,000 individually or $25,000,000 in the aggregate during any three (3) month period or (B) implement, modify or supplement any new process or system requiring payment of $5,000,000 individually or $10,000,000 in the aggregate;

(xviii) other than in accordance with Contracts in effect on the date hereof, effect any acquisition of any Person, business or division thereof (including by merger, consolidation, acquisition of stock or asset, or otherwise);

(xix) engage in any transaction with, or enter into any agreement, arrangement or understanding with any affiliate of the Company or other Person covered by Item 404 of Regulation S-K;

(xx) (A) settle any Proceeding before or threatened to be brought before a Governmental Authority, other than monetary settlements not in excess of $3,000,000 individually, or $5,000,000 in the aggregate (provided that such settlements do not involve any material injunctive or equitable relief or impose material restrictions on the business activities of the Acquired Companies (taken as a whole) and the Company consults with Parent in good faith prior to settling any such Proceeding) or (B) waive any material right with respect to any material claim held by the Acquired Companies in respect of any Proceeding brought or threatened in writing to be brought before a Governmental Authority, in each case of clauses (A) and (B), other than any matters governed by Section 7.06;

(xxi) terminate, cancel or make any material changes to the structure, limits or terms and conditions of any Insurance Policies, including allowing any of the Insurance Policies to expire without renewing such Insurance Policies or obtaining comparable replacement coverage, or fail to pay premium or report known claims to an insurance carrier in a timely manner, in each case, except as would not reasonably be likely to be material to the Acquired Companies, taken as a whole;

(xxii) increase the amount payable or owed to any existing vendor, supplier or other third-party service provider during any 12-month period in excess of $2,500,000 above the amount paid to such vendor, supplier or other third-party service provider during the 12-month period immediately preceding the date hereof (other than any such Contract on a pass-through basis); or

(xxiii) authorize, agree to take, enter into any agreement, or otherwise become obligated to do, any action prohibited under this Section 6.01(a).

(b) Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Acquired Companies prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 6.02 No- Shop; Adverse Recommendation Change.

(a) Except as otherwise expressly permitted by this Section 6.02, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01, the Company shall, and shall cause its Subsidiaries and its and their respective directors, officers and employees to, and use reasonable best efforts to cause its other Representatives to: (i) (A) cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Third Party with respect to an Acquisition Proposal, (B) take the necessary steps to promptly inform any Third Parties with whom discussions and negotiations are then occurring or who make an Acquisition Proposal after the date hereof of the obligations set forth in this Section 6.02(a), (C) promptly terminate all access granted to any Third Party and its Representatives to any physical or electronic dataroom, and (D) promptly, request that all Third Parties and their respective Representatives promptly return to the Company or destroy any non-public information concerning the Acquired Companies that was previously furnished or made available to such Person or any of its representatives by or on behalf of the Company in accordance with any confidentiality agreement entered into between the Company and such Third Party; and (ii) not (A) solicit, initiate, seek or knowingly facilitate or encourage any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any non-public information relating to the Acquired Companies to, or afford access to the books or records or officers of the Acquired Companies to, any Third Party with respect to, or in a manner that would reasonably be expected to lead to, an Acquisition Proposal; provided, that notwithstanding the foregoing, the Company shall be permitted to grant a waiver of or terminate any “standstill” or similar agreement or obligation of any Third Party with respect to the Acquired Companies solely to the extent that such agreement or obligation purports to prohibit such Third Party from confidentially submitting an Acquisition Proposal to the Company Board, (C) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other definitive agreement with respect to any Acquisition Proposal (an “Alternative Acquisition Agreement”) or (D) take or agree to take any of the actions prohibited by the foregoing clauses (A) through (C).

(b) Notwithstanding anything to the contrary contained in Section 6.02(a), if at any time following the date hereof and prior to the adoption of this Agreement by the Required Company Stockholder Approval (i) the Company has received a written Acquisition Proposal from a Third Party that did not result from a breach of Section 6.02(a) (other than any such breach that is immaterial and unintentional) and (ii) the Company Board determines in good faith, after consultation with its financial and outside legal advisors, that (A) such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and (B) the failure to take such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under Applicable Law, then the Company and its Representatives may (x) furnish non-public information, and afford access to the books or records or officers of the Acquired Companies, to such Third Party and its Affiliates and Representatives and (y) engage in discussions and negotiations with such Third Party and its Affiliates and Representatives with respect to the Acquisition Proposal; provided, that any material non-public information concerning the Acquired Companies made available to any Third Party or any of its Representatives shall, to the extent not previously made available to Parent, be made available to Parent as promptly as reasonably practicable (and, in any event, within twenty-four (24) hours) after it is made available to such Third Party or any of its Representatives; provided, however, that the Company will not, and will not permit any other Acquired Company to, disclose any material non-public information regarding the Acquired Companies to such Third Party or any of its Representatives without the Company first entering into a confidentiality agreement with such Third Party that contains confidentiality restrictions no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement, unless such Third Party is already party to a confidentiality agreement with the Company that contains confidentiality restrictions no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement (it being acknowledged that such confidentiality agreement need not contain a standstill or similar prohibition). Notwithstanding anything to the contrary set forth in Section 6.02(a) or elsewhere in this Agreement, the Company, its Subsidiaries and its Representatives may, in any event (without the Company Board having to make the determination in clause (ii) of the preceding sentence), contact any Third Party to the extent necessary to (i) clarify and understand the terms and conditions of any inquiry or proposal made by such Third Party solely to determine whether such inquiry or proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and (ii) solely to inform such Third Party that has made an Acquisition Proposal of the provisions of this Section 6.02.

(c) Except as expressly permitted by this Section 6.02(c) or Section 6.02(d), neither the Company Board nor any committee thereof shall (i) withdraw, modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation; (ii) fail to include the Company Board Recommendation in the Proxy Statement; (iii) adopt, authorize, approve or recommend, or publicly propose to adopt, authorize, approve or recommend, any Acquisition Proposal made or received after the date hereof; (iv) if (A) the Company has received an Acquisition Proposal that remains outstanding (and is not a tender offer or exchange offer addressed by clause (v) of this sentence) and (B) such Acquisition Proposal has not been rejected by the Company, fail to reaffirm the Company Board Recommendation within five (5) Business Days after receipt of a written request from the Parent to do so; provided, that Parent may only request two (2) such reaffirmations as to any one Acquisition Proposal; (v) fail to recommend against any Acquisition Proposal that is a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act within ten (10) Business Days after the commencement of such tender offer or exchange offer (any of the actions described in clauses (i) through (v) of this Section 6.02(c), an “Adverse Recommendation Change”); or (vi) cause or permit the Company to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Required Company Stockholder Approval, the Company Board shall be permitted, subject to compliance with Section 6.02(d) and Article IX, (1) to terminate this Agreement to concurrently enter into a definitive Alternative Acquisition Agreement and/or (2) to effect any Adverse Recommendation Change, if the Company Board determines in good faith, after consultation with its financial and outside legal advisors, that failure to take such action could reasonably be expected to be inconsistent with the directors’ fiduciary duties under Applicable Law. For the avoidance of doubt, nothing in this Section 6.02(c) shall be deemed to prohibit, and no Adverse Recommendation Change shall be deemed to have occurred in connection with, any of the actions expressly permitted by Section 6.02(f).

(d) The Company Board shall be entitled to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(h) if prior to adoption of this Agreement by the Required Company Stockholder Approval: (A) a bona fide Acquisition Proposal that did not result from a breach of Section 6.01(a) (other than a breach that is immaterial and unintentional) is made to the Company by a Third Party following the date hereof; (B) the Company Board determines in good faith, after consultation with its financial and outside legal advisors, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(h) would be inconsistent with its fiduciary duties pursuant to Applicable Law; (C) the Company has provided, at least three (3) Business Days in advance, written notice (a “Notice of Adverse Recommendation Change”) to Parent that the Company intends to take such action (it being understood that the delivery of a Notice of Adverse Recommendation Change and any amendment or update thereto and the determination to so deliver such notice, amendment or update will not, by itself, constitute an Adverse Recommendation Change), which notice includes, as applicable, (1) written notice of the material terms and conditions of such Acquisition Proposal, (2) an unredacted copy of the Alternative Acquisition Agreement in respect of such Acquisition Proposal, (3) an unredacted copy of any other Contracts to be entered into in connection with such Acquisition Proposal that the Company Board determined was material to its decision that the Acquisition Proposal constitutes a Superior Proposal; (D) during such three (3) Business Day period following the time of Parent’s receipt of the Notice of Adverse Recommendation Change, the Company shall have, and shall have caused its directors, officers and employees to have, used reasonable best efforts to cause its other Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, the Commitment Letters and Guarantees so that such Acquisition Proposal ceases to constitute a Superior Proposal; and (E) following the end of such three (3) Business Day period described in the preceding clause (D), the Company Board shall have determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to this Agreement, the Commitment Letters and Guarantees irrevocably offered in writing by Parent in response to the Notice of Adverse Recommendation Change or otherwise, that the Superior Proposal giving rise to the Notice of Adverse Recommendation Change continues to constitute a Superior Proposal and that the failure to make such Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(h), as applicable, would still be inconsistent with its fiduciary duties under Applicable Law; provided, however, that, in the event of any material amendment of such Superior Proposal or any material change to the facts and circumstances relating to the Adverse Recommendation Change, the Company shall be required to issue a new Notice of Adverse Recommendation Change or otherwise comply again with the requirements of this Section 6.02(d) (provided, however, that for purposes of this sentence, references to the three (3) Business Day period above shall be deemed references to a two (2) Business Day period from the time of Parent’s receipt of the Notice of Adverse Recommendation Change). The Company Board shall be entitled to effect an Adverse Recommendation Change (pursuant to clauses (i) and (ii) of the definition of “Adverse Recommendation Change” only) if prior to adoption of this Agreement by the Required Company Stockholder Approval: (i) an Intervening Event has occurred; (ii) the Company Board has determined in good faith, after consultation with the Company’s financial and outside legal counsel, that the failure to effect an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; (iii) the Company has provided, at least three (3) Business Days in advance, written notice (a “Notice of Intervening Event”) to Parent that the Company intends to take such action (it being understood that the delivery of a Notice of Intervening Event and any amendment or update thereto and the determination to so deliver such notice, amendment or update will not, by itself, constitute an Adverse Recommendation Change), which notice includes information describing the Intervening Event in reasonable detail; (iv) during such three (3) Business Day period following the time of Parent’s receipt of the Notice of Intervening Event, the Company shall have, and shall have caused its directors, officers and employees to, and shall have used reasonable best efforts to cause its other Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, the Commitment Letters and Guarantees in response to such Intervening Event; and (v) following the end of such three (3) Business Day period described in the preceding clause (iv), the Company Board shall have determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to this Agreement, the Commitment Letters and the Guarantees irrevocably offered in writing by Parent in response to the Notice of Intervening Event, that the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law.

(e) From and after the date hereof until the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article IX, (i) as promptly as reasonably practicable (and in any event within twenty-four (24) hours) after receipt of any Acquisition Proposal or any request for non-public information or inquiry that could reasonably be expected to lead to an Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and (ii) the Company shall promptly (and in any event within twenty-four (24) hours) provide Parent such information as is reasonably necessary to keep Parent reasonably informed in all material respects, on a reasonably current basis, of oral or written communications regarding, and the status and material details (including material amendments or proposed material amendments) of, any such Acquisition Proposal, request or inquiry (and provide Parent with a copy of any such written proposal or offer).

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Company’s stockholders), (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or (iii) any other communication to the Company’s stockholders (in each case of clauses (i)-(iii), other than an Adverse Recommendation Change unless such Adverse Recommendation Change is made in accordance with Section 6.02(d)) if (in the case of this clause (iii)) the Company Board has determined in good faith, after consultation with its financial and outside legal advisors, that the failure to do so would be inconsistent with the directors’ fiduciary duties under Applicable Law. For the avoidance of doubt, this Section 6.02(f) shall not permit the Company Board of Directors to modify the definition of an Adverse Recommendation Change.

(g) The Company agrees that any breach of this Section 6.02 by any director, officer or other Representative of the Company (other than a consultant or an employee of the Company who is not an officer of the Company) will be deemed to be a breach of this Section 6.02 by the Company.

Section 6.03 Access to Information. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Acquired Companies by Third Parties that may be in the Acquired Companies’ possession from time to time, from the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, the Company shall, and shall cause its Subsidiaries to, afford to Parent and its Representatives reasonable access, during normal business hours, in such manner as to not unreasonably interfere with the operations of the business of the Acquired Companies, to their respective properties, offices, facilities, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Acquired Companies, and shall furnish such Representatives with existing financial and operating data and other information concerning the affairs of the Acquired Companies as such Representatives may reasonably request; provided, that such investigation shall only be upon reasonable notice and shall be at Parent’s sole cost and expense; provided, further, that nothing herein shall require the Acquired Companies to disclose any information to Parent or its Representatives if such disclosure would, in the reasonable judgment of the Company, (i) result in the disclosure of trade secrets or competitively sensitive or classified information, (ii) violate Applicable Law or the provisions of any Contract (including any confidentiality agreement or similar agreement or arrangement) to which any Acquired Company is a party or (iii) jeopardize any attorney-client or other legal privilege held by any Acquired Company (provided, that at Parent’s request, the Company shall use reasonable best efforts to develop an arrangement to communicate or provide the applicable information (or a portion thereof) in a manner that would not conflict with the foregoing clauses (i) through (iii)). Nothing herein shall authorize Parent or its Representatives to undertake any invasive environmental testing, including any sampling of soil, sediment, groundwater or building materials or other similar invasive techniques, at any of the Acquired Companies’ properties without the prior written consent of the Company. All information obtained by Parent, Merger Sub and their respective Representatives shall be subject to the Confidentiality Agreement (and any confidentiality agreements between the Company and the Guarantors and/or their respective Affiliates). No investigation or access permitted pursuant to this Section 6.03 shall affect or be deemed to modify any representation or warranty made by the Company hereunder but may be taken into account for purposes of determining whether the applicable conditions to Closing set forth in Article VIII have been satisfied. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.03 for any competitive or other purpose unrelated to the evaluation or consummation of the Transactions or post-closing integration plans.

ARTICLE VII.

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.01 Appropriate Action; Consents; Filings.

(a) The Company, Parent and Merger Sub shall use their reasonable best efforts to (and shall cause their respective Subsidiaries and Affiliates to) (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under Applicable Law, including Antitrust and Foreign Investment Law, or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) obtain from any Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent, Merger Sub or the Company, or any of their respective Subsidiaries or Affiliates, or to avoid any action or proceeding by any Governmental Authority (including those in connection with the Antitrust and Foreign Investment Laws), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iii)(A) as promptly as reasonably practicable, and in any event within ten (10) Business Days after the date hereof, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under the HSR Act, (B) as promptly as reasonably practicable, and in any event using reasonable best efforts to do so within the time periods set forth on Schedule A hereto, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any other applicable Antitrust and Foreign Investment Laws, and (C) as promptly as reasonably practicable after the date hereof, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any other Applicable Law, and (iv) deliver required notices to, and the obtaining of required consents or waivers from, Third Parties (provided that the Company shall not be obligated to make any payment or commercial concession to any Third Party, or incur any liability, as a condition to (or in connection with) obtaining any such consent or waiver, unless such payment, concession or liability is requested in writing by Parent and is conditioned and effective only upon the Closing). The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any Applicable Law in connection with the Transactions.

(b) Without limiting the generality of anything contained in this Section 7.01, each party hereto shall (to the extent not prohibited by Governmental Authority or Applicable Law) use reasonable best efforts to (and shall cause its Subsidiaries and Affiliates to): (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Authority with respect to the Merger or any of the other Transactions; (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding; (iii) promptly inform the other parties of any communication to or from any Governmental Authority regarding the approval of the Merger or any of the other Transactions; (iv) respond as promptly as practicable to any additional requests for information received by any party from any Antitrust and Foreign Investment Authorities any other Governmental Authority with respect to the Transactions or filings contemplated by Section 7.01(a); and (v) (A) obtain termination or expiration of the waiting period under the HSR Act and such other approvals, consents and clearances as may be necessary, proper or advisable under any Applicable Laws, including any other applicable Antitrust and Foreign Investment Laws and (B) prevent the entry in any action or proceeding brought by a Governmental Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the Transactions. To the extent not prohibited by Governmental Authority or Applicable Law, each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other Transactions. In addition, except as may be prohibited by any Governmental Authority or by Applicable Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or legal proceeding.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent related to any Applicable Law, Parent shall (and shall cause its Subsidiaries, the Guarantors and their respective Affiliates to) cooperate in good faith with the Governmental Authorities and shall undertake (and cause its Subsidiaries, the Guarantors and their respective Affiliates to undertake) promptly any and all action to complete lawfully the Transactions as soon as practicable (but in any event prior to the End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would (or to obtain the agreement or consent of any Governmental Authority to the Transactions the absence of which would) delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for the sale, licensing or other disposition, or the holding separate of, or other limitations or restrictions on, or limiting any freedom of action with respect to, particular assets, categories of assets or lines of business and (ii) promptly effecting the disposition, licensing or holding separate, of assets or lines of business, in each case, at such time as may be necessary to permit the lawful consummation of the Transactions on or prior to the End Date; provided, however, that in no event shall any “portfolio company” (as such term is customarily defined in the private equity industry) affiliated with any Sponsor, be required to take any of the foregoing actions. The entry by any Governmental Authority in any Proceeding of a Governmental Order permitting the consummation of the Transactions but requiring any assets or lines of business to be sold, licensed or otherwise disposed or held separate thereafter (including the business and assets of the Acquired Companies) shall not, individually, or in the aggregate (together with one or more other changes, events, circumstances, developments or facts) be deemed a failure to satisfy any condition specified in Article VIII.

(d) Parent shall be solely responsible for and pay all filing and related fees and costs required in connection with obtaining any consents or approvals of the type described in this Section 7.01.

Section 7.02 Proxy Statement.

(a) Subject to Parent’s timely performance of its obligations under Section 7.02(b), as promptly as reasonably practicable following the date of this Agreement (and, in any event, using commercially reasonable efforts to do so within twenty (20) Business Days after the date of this Agreement, unless otherwise agreed by Parent), the Company shall prepare and cause to be filed with the SEC a proxy statement in preliminary form, as required by the Exchange Act, relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). Except as contemplated by the express terms of Section 6.02, the Proxy Statement shall include the Company Board Recommendation with respect to the Merger. The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Proxy Statement, and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. Each of the parties hereto shall use their reasonable best efforts to respond promptly to any comments or requests from the SEC (or the staff of the SEC) with respect to the Proxy Statement. The Company shall use its reasonable best efforts so that the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder and to cause the definitive Proxy Statement to be mailed to the Company’s stockholders (as of the record date established for the Company Stockholder Meeting) as promptly as reasonably practicable after the date of this Agreement, and in no event more than five (5) Business Days after the date on which the SEC confirms that it has no further comments on the Proxy Statement. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments or requests from the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response to the extent permitted by Applicable Law and the Company shall consider in good faith the inclusion or reflection of any such comments so provided; provided, however, that the Company may amend or supplement the Proxy Statement without the review or comment of Parent solely to the extent required to effect an Adverse Recommendation Change pursuant to and in accordance with Section 6.02. The Company agrees that none of the information supplied by it or its

Subsidiaries for inclusion in the Proxy Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub, the Guarantors or any of their Affiliates or Representatives, or any of the Financing Sources, expressly for inclusion or incorporation by reference in the Proxy Statement.

(b) Parent shall, as promptly as possible, furnish to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement, including such information that is required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement, and shall otherwise use reasonable best efforts to assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC). Parent will, upon reasonable request of the Company, confirm and/or supplement the information relating to Parent or Merger Sub supplied by it for inclusion in the Proxy Statement, such that at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Stockholder Meeting, such information shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) In accordance with the Company’s organizational documents, the Company shall use reasonable best efforts to, as promptly as reasonably practicable (but subject to the last sentence of this Section 7.02(c) and the timing contemplated in Section 7.02(a)), (x) establish a record date for and give notice of a meeting of its stockholders, for the purpose of voting upon the adoption of this Agreement (including any adjournment or postponement thereof, the “Company Stockholder Meeting”) and (y) mail a Proxy Statement to the holders of Company Common Stock as of the record date established for the Company Stockholder Meeting (such date, the “Proxy Date”). Without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), in no event shall the Proxy Date be changed to such a date that would result in the Company Stockholder Meeting being within ten (10) Business Days of the End Date, except as required by Applicable Law. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedures and matters required by Applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting. The Company shall use reasonable best efforts to duly call, convene and hold the Company Stockholder Meeting as promptly as reasonably practicable after the Proxy Date; provided, however, that the Company may postpone, recess or adjourn the Company Stockholder Meeting: (i) with the consent of Parent, (ii) for the absence of a quorum (it being understood that the Company may not postpone or adjourn the Company Stockholder Meeting (x) more than two (2) times or (y) for more than ten (10) Business Days, in each case, without Parent’s prior written consent), (iii) to solicit additional proxies for the purposes of obtaining the Required Company Stockholder Approval (it being understood that the Company may not postpone or adjourn the Company Stockholder Meeting (x) more than two (2) times or (y) for more than ten (10) Business Days, in each case, without Parent’s prior written consent) or (iv) to allow the minimum reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under Applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting. Unless the Company Board shall have effected an Adverse Recommendation Change pursuant to Section 6.02, the Company shall use its reasonable best efforts to solicit proxies in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement and notwithstanding any Adverse Recommendation Change, the Company shall submit this Agreement to the stockholders of the Company for adoption at the Company Stockholder Meeting; provided, however, that, the Company shall not be required to hold the Company Stockholder Meeting if this Agreement is terminated in accordance with Article IX.

(d) If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of the Company’s or Parent’s respective Subsidiaries, or their respective officers or directors, is discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the others. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

Section 7.03 Confidentiality; Public Announcements. Except as otherwise contemplated by Section 6.02(f) (and, for the avoidance of doubt, nothing herein shall limit (x) the rights of the Company or the Company Board under Section 6.02)or (y) Parent’s ability to respond thereto, prior to the earlier of (i) a valid termination of this Agreement pursuant to Section 9.01 and (ii) the Closing, the Company, Parent and Merger Sub shall consult with each other before issuing any press release or public announcement with respect to this Agreement or the Transactions, and none of the parties hereto or their Affiliates shall issue any such press release or public announcement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), except that no such consultation or consent shall be necessary to the extent disclosure may be required by Applicable Law, Governmental Order or applicable stock exchange rule or any listing agreement of any party hereto if it has used its reasonable best efforts to the extent reasonably practicable to consult with the other party hereto, and given good faith consideration to any input received, prior to the time such disclosure is so required to be issued; provided that, notwithstanding the foregoing, (x) Parent, Merger Sub and the Financing Sources may make customary communications to prospective lenders and investors in connection with the arrangement of the Debt Financing without prior consultation with, or consent from, the Company and (y) the Company may make issue any press release or public statement with respect to an Adverse Recommendation Change or any action taken pursuant thereto, without prior consultation with, or consent from, Parent and Merger Sub. The Company may, without Parent’s or Merger Sub’s consent, communicate to its employees, creditors, customers, suppliers and consultants in a manner consistent in all material respects with prior communications of the Company that were previously approved by Parent or consistent with a communications plan previously agreed to by Parent and the Company to the extent such prior communications plan is still accurate, in which case such communications may be made consistent with such plan. Notwithstanding anything to the contrary set forth therein or herein, the Confidentiality Agreement (and any confidentiality agreements between the Company and the Guarantors and/or their respective Affiliates) shall continue in full force and effect until the Closing and thereafter terminate and be of no further force and effect; provided that Parent and Merger Sub will be permitted to disclose such information to any Financing Sources or prospective Financing Sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing or with respect to the Equity Financing or any other equity financing in connection with the Transactions (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by confidentiality provisions substantially similar to those in the Confidentiality Agreement (and any confidentiality agreements between the Company and the Guarantors and/or their respective Affiliates) as if parties thereto, or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary. Nothing in this Section 7.03 shall prevent any Affiliate of Parent that is a private equity or similar investment fund, or any manager or general partner of any such fund, from reporting or disclosing with respect to fundraising, marketing, informational or reporting activities, on a confidential basis, to its partners, investors, potential investors or similar parties, general information regarding this Agreement and the Transactions, in each case subject to customary obligations of confidentiality with respect to non-public information. For the avoidance of doubt, any public filings providing notice to or seeking approval from any Governmental Authority made pursuant to Section 7.01 shall be governed by Section 7.01 and not this Section 7.03.

Section 7.04 Indemnification of Officers and Directors.

(a) From and after the Effective Time, Parent agrees that it shall cause the Surviving Corporation to indemnify and hold harmless each present and former (in each case, as of the Effective Time) director, officer and manager (or similar individual) of the Acquired Companies (each, an “Indemnitee”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Acquired Companies, as the case may be, would have been permitted under or required by Applicable Law and their respective certificates of incorporation, bylaws, indemnification agreements made available to Parent prior to the date hereof or other organizational documents in effect on the date of this Agreement to indemnify such person. In the event of any such claim, action, suit, proceeding or investigation, (i) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnitee’s entitlement to indemnification hereunder with respect thereto), and (ii) no Indemnitee shall be liable for any settlement effected without his or her prior express written consent. Parent also agrees to cause the Surviving Corporation to promptly advance reasonable and documented out-of-pocket expenses as incurred by each Indemnitee to the fullest extent permitted under or required by Applicable Law and their respective certificates of incorporation, bylaws, indemnification agreements made available to Parent prior to the date hereof or other organizational documents in effect on the date of this Agreement; provided that the Person to whom expenses are advanced shall provide a customary undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. Without limiting the foregoing, Parent shall cause the Acquired Companies (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective certificates of incorporation, bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Indemnitees that are no less favorable to those Persons than the provisions of the certificates of incorporation, bylaws, indemnification agreements, and other organizational documents of the Acquired Companies, as applicable, in each case, as of the date of this Agreement and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Applicable Law.

(b) For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Acquired Companies’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) the Company shall (in consultation with Parent) and (if the Company does not) Parent may cause the Surviving Corporation to cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining at or prior to the Closing Date a prepaid, non-cancelable six (6)-year “tail” policy (containing terms not less favorable than the terms of such current insurance coverage) with respect to matters existing or occurring at or prior to the Effective Time, (ii) the provisions of the foregoing sentence in this Section 7.04(b) shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by the Company on or prior to the Effective Time, which policies provide such Persons who are currently covered by the Acquired Companies’ directors’ and officers’ liability insurance policies with coverage for an aggregate period of six (6) years with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Persons who are currently covered by the Acquired Companies’ directors’ and officers’ liability insurance policies in coverage and amount no lesser than the policies currently in place so long as the total premiums paid would not exceed 300% of the last annual premium paid for the Company’s directors and officers liability insurance policies in effect as of the date hereof, it being understood that if the total premium payable for such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost equal to such amount, and (iii) if any Proceeding is asserted or made against those Persons who are currently covered by the Acquired Companies’ directors’ and officers’ liability insurance policies on or prior to the sixth (6th) year anniversary of the Effective Time, any insurance required to be maintained under this Section 7.04 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.04 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on the successors and assigns of Parent and the Surviving Corporation. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 7.04. In addition, Parent and the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 7.04.

(d) Parent shall assume, and be jointly and severally liable for, and shall cause the Acquired Companies to honor, each of the covenants in this Section 7.04.

Section 7.05 Section 16 Matters. Prior to the Effective Time, the Company shall take such actions as are required to cause the disposition of Company Common Stock, Company Options, Company PSU Awards, Company RSU Awards or other securities in connection with the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

Section 7.06 Stockholder Litigation. The Company shall provide Parent with prompt notice of, and copies of all pleadings and correspondence relating to, any Proceeding against the Company or any of its directors or officers by any holder of Company Common Stock arising out of or relating to this Agreement or the Transactions. The Company shall keep Parent reasonably informed on a current basis regarding any stockholder litigation against the Company or its directors or officers relating to the Transactions, whether commenced prior to or after the execution and delivery of this Agreement and give Parent the opportunity to participate in (but not direct or control) the defense, settlement or compromise of any such Proceeding, at Parent’s sole cost and expense, and no such settlement or compromise shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.07 Employee Matters.

(a) For the period commencing at the Effective Time and ending on the earlier of (x) the date that is twelve (12) months following the Effective Time and (y) the date on which the employment of a Continuing Employee terminates, Parent, the Surviving Corporation or any of their respective Subsidiaries shall provide each Continuing Employee with (i) an annual base salary or hourly wage rate (as applicable), (ii) short-term target cash bonus or other short-term target cash incentive opportunities and (iii) employee and fringe benefits (including vacation/leave, severance, health, welfare and 401(k) benefits, but excluding any equity or equity-related incentive opportunities, retention benefits, transaction benefits, change in control benefits, nonqualified deferred compensation, defined benefit pension compensation, and retiree medical or welfare plans or arrangements) that are substantially comparable, in the aggregate, to those provided to such Continuing Employee immediately prior to the Effective Time.

(b) Effective as of the Effective Time and thereafter, Parent and its Subsidiaries shall recognize, or shall cause the Surviving Corporation to recognize, each Continuing Employee’s employment or service with any Acquired Company (including any current or former Affiliate thereof or any predecessor of such Acquired Company) prior to the Closing for purposes of determining, as applicable, eligibility for participation, and vesting and entitlement of the Continuing Employee under the analogous employee benefit plans maintained by the Surviving Corporation, Parent or any of their respective Subsidiaries (including under the vacation plans or arrangements, 401(k) or severance plans, but not for accrual of or entitlement to equity or equity-related incentive opportunities, any nonqualified deferred compensation plans, defined benefit pension benefits or post-employment welfare benefits, or to the extent such recognition would result in a duplication of benefits or compensation) to the same extent and for the same purpose as recognized under the analogous Plan as set forth on Section 4.17(a) of the Company Disclosure

Letter. In addition, and without limiting the generality of the foregoing, effective as of the Effective Time and thereafter, Parent and its Subsidiaries shall, or shall cause the Surviving Corporation to use commercially reasonable efforts, for the plan year in which the Closing occurs: (i) cause any pre-existing conditions or limitations, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any corresponding group health plan of the Surviving Corporation, Parent or any of their respective Subsidiaries to be waived with respect to Continuing Employees and their eligible dependents, except to the extent that any waiting period, exclusions or requirements still applied to such Continuing Employee under the corresponding Plan that is a group health plan in which such Continuing Employee participated immediately before the Effective Time, and (ii) fully credit each Continuing Employee with all deductible payments, co-insurance and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under the corresponding group health benefit plans of the Acquired Companies prior to the Closing for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-insurance, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year under any corresponding benefit plan of the Surviving Corporation, Parent or any of their respective Subsidiaries, as if such amounts had been paid in accordance with such plan.

(c) In the event the Closing Date occurs prior to the payment of bonuses under the Company’s 2023 annual bonus program, Parent and its Affiliates shall cause each Continuing Employee to be paid such employee’s 2023 annual bonus pursuant to the terms and conditions set forth in such program. Such annual bonuses shall be paid no later than March 15, 2024, subject to the Continuing Employee’s continued employment through the payment date; provided, however, that a Continuing Employee shall remain eligible to receive a prorated portion of such employee’s 2023 annual bonus (determined based on the number of days the employee was employed by the Company or any of its Subsidiaries in 2023) if, prior to the payment date of such 2023 annual bonuses, such employee’s employment is terminated without Cause or such employee resigns for Good Reason. For purposes of this Section 7.07(c), the terms “Cause” and “Good Reason” shall have the meanings set forth in the Company’s Executive Severance Plan.

(d) The provisions of this Section 7.07 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 7.07 shall create such rights in any Person. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to terminate the employment of any Continuing Employee at any time and for any reason; (ii) create, terminate, or continue any Plans, or other benefit or compensation plans, programs, agreement or arrangements or prevent or limit the ability of Parent, the Surviving Corporation or any of their respective Affiliates to amend, modify or terminate any benefit or compensation plan, program, contract, agreement or arrangement at any time; or (iii) modify or amend any Plans or other benefit or compensation plans, programs, agreements or arrangements.

Section 7.08 Notices of Certain Events. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority or any other Person in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) any Proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement or the Transactions and (iii) any Effect that has caused, or would reasonably be expected to cause, any of the conditions set forth in Article VIII not to be satisfied.

Section 7.09 Stock Exchange Delisting. Prior to and following the Effective Time, the Company (and the Surviving Corporation) shall cause the Company Common Stock to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time in compliance with Applicable Law, and prior to the Effective Time, the Company shall reasonably cooperate with Parent with respect thereto.

Section 7.10 Merger Sub. Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

Section 7.11 Conduct of Business by Parent Pending the Merger. Parent and Merger Sub covenant and agree that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.01, Parent and Merger Sub (a) shall not, and shall not permit any of their Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business competes in any line of business of the Acquired Companies and the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation, in each case that would reasonably be expected to (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering a Governmental Order prohibiting the consummation of Transactions, (iii) materially increase the risk of not being able to remove any such Governmental Order on appeal or otherwise or (iv) materially delay or prevent the consummation of the Transactions; provided, that for purposes of this Section 7.11 the term “Affiliate” shall not include portfolio companies (as such term is customarily used in the private equity industry) which are not controlled by the Sponsors or their Affiliates and (b) shall not, and shall not permit any of their Affiliates to, take or agree to take any action that would reasonably be expected to prevent or materially delay the consummation of the Transactions. Immediately following the execution of this Agreement, Parent shall, as the sole stockholder of Merger Sub, adopt and approve and approve this Agreement and the transactions contemplated hereby.

Section 7.12 Debt Financing Cooperation.

(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, use commercially reasonable efforts to provide such cooperation in connection with the arrangement of the Debt Financing as is reasonably requested by Parent and is customarily provided for issuers in financings of the type contemplated by the Debt Commitment Letter; provided that the Company shall in no event be required to provide (or cause its Subsidiaries or its and their respective Representatives to provide) such assistance that shall unreasonably interfere with its or its Subsidiaries’ business operations. Such assistance shall include using commercially reasonable efforts to do the following, each of which shall be at Parent’s request with reasonable prior notice and at Parent’s sole cost and expense (other than costs and expenses related to the provision of Required Information pursuant to clause (i) below, which shall be borne by the Company):

(i) as promptly as practicable, furnish, or cause to be furnished to, Parent the Required Information;

(ii) participate (and cause appropriate members of senior management of the Company to participate) in a reasonable number of meetings (including customary one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing), drafting sessions, conference calls, presentations, road shows, due diligence sessions, sessions with rating agencies or other customary financing activities, in each case which shall be telephonic or held by videoconference (unless otherwise reasonably agreed) and at reasonable times and with reasonable advance notice;

(iii) solely with respect to financial information and data derived from the Company’s historical books and records, provide reasonable and customary assistance to Parent with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by Parent or the Financing Sources and customary to be included in any marketing materials or Offering Documents or of the type required by the Debt Commitment Letter (provided that the Company shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments thereto);

(iv) provide reasonable and customary assistance to Parent and the Financing Sources in the preparation of customary Offering Documents, syndication memoranda, ratings agency presentations and other marketing material for the Debt Financing, including the execution and delivery of customary authorization letters related thereto (including customary representations with respect to the absence of material non-public information in the public-side versions of documents and the absence of material misstatements or omissions) and customary financial officer and similar certificates with respect to certain financial information of the Company in the Offering Documents not otherwise covered by a “comfort” letter to the extent reasonably requested by the underwriters or initial purchasers of such offering and, at the reasonable request of Parent;

(v) cooperate with Parent to obtain customary corporate and facilities credit ratings;

(vi) cooperate with the Financing Sources’ due diligence, to the extent customary and reasonable;

(vii) assist in the preparation and negotiation, and in the execution and delivery of at Closing, of the Debt Financing Documents, including assistance with the preparation of schedules and exhibits thereto or other customary informational requirements relating to the Company and its Subsidiaries as are requested by Parent, provide the Financing Deliverables (as and when required in the definition thereof) and other customary documents as may be reasonably requested by Parent or the Financing Sources, and otherwise assist in facilitating the creation and perfection of the security interests in the collateral contemplated by the Debt Financing, in each case, to the extent required to facilitate the satisfaction on a timely basis of the Financing Conditions set forth in the Debt Commitment Letter that are within its control, provided that no such document or certificate or the creation or perfection of any security interest in any of the equity of or assets owned by the Company and its Subsidiaries shall be effective prior to Effective Time;

facilitate customary cooperation and assistance of the Company’s independent auditors to (a) provide customary “comfort” letters (including “negative assurance” and change period comfort), (b) deliver consents and (c) attend accounting diligence sessions; and

(viii) cooperate with Parent, and take all corporate, limited liability company, partnership or other similar actions reasonably requested by Parent to permit the consummation of the Debt Financing, provided that no such actions shall be required to be effective prior to the Closing;

provided that (w) nothing in this Section 7.12 shall require any such action to the extent it (1) would unreasonably interfere with the business or operations of the Acquired Companies or require the Acquired Companies to agree to pay any fees, reimburse any expenses or incur any liability or obligation (including any indemnification obligation) in any case prior to the Closing, other than fees, expenses, liabilities and obligations that are subject to reimbursement and/or indemnification pursuant to Section 7.12(b) below, (2) would require the Company, any Company Party or their respective Representatives or financing sources to execute, deliver or enter into, or perform any Debt Financing Document, the effectiveness of which is not contingent on the occurrence of the Closing (other than customary authorization letters and customary representation letters), (3) cause any director, manager, officer or employee of any Acquired Company to incur any actual personal liability or (4) would require the delivery of any legal opinions, (x) none of the board of directors (or other similar governing body) of any Acquired Company to adopt resolutions approving the Debt Financing Documents, in each case, the effectiveness of which is not contingent on the occurrence of the Closing (other than customary authorization letters and customary representation letters), (y) the Company’s obligations under this Section 7.12 shall be subject to the Financing

Related Persons being bound by confidentiality agreements in accordance with customary market practice, and (z) none of the Acquired Companies shall be required to provide any information to the extent it (1) would violate Applicable Law or the provisions of any material Contract (including any confidentiality agreement or similar agreement or arrangement) to which any Acquired Company is a party or any organizational document applicable to any Acquired Company, (2) would jeopardize any attorney-client or other legal privilege, (3) would violate any applicable confidentiality obligation of any Acquired Company in effect as of the date of this Agreement so long as that the Company provides Parent written notice of any information so withheld and reasonably cooperates with Parent in seeking to allow disclosure of such information in a manner that is not reasonably likely to cause such violation of Applicable Law or Contract, jeopardize such attorney-client or other legal privilege or violate any such confidentiality obligation or (4) would cause the Company to breach this Agreement.

(b) The Company shall have the right to review and comment on marketing materials used in connection with the arrangement of the Debt Financing prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Authority); provided, that the Company shall communicate in writing its comments, if any, to Parent and its counsel within a reasonable period of time under the circumstances and consistent with the time accorded to other participants who were asked to review and comment on such marketing materials. Other than pursuant to customary authorization letters and customary representation letters, the Company shall not be required to agree to any contractual obligation relating to the Debt Financing that is not conditioned upon the Closing and that does not terminate without liability to the Company and its Affiliates upon the termination of this Agreement. The Company shall not be required to deliver or cause the delivery of any legal opinions in connection with the Debt Financing.

(c) Parent shall indemnify and hold harmless the Acquired Companies, and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all liabilities, costs or expenses suffered or incurred in connection with the Debt Financing or any information, assistance or activities provided in connection therewith, except to the extent arising from (i) any material inaccuracy of any historical information furnished in writing by or on behalf of the Acquired Companies, including financial statements or (ii) the gross negligence, bad faith, willful misconduct, fraud or intentional misrepresentation of the Acquired Companies or any of their respective employees or representatives. Following the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01, Parent shall promptly reimburse the Acquired Companies for any reasonable and documented out-of-pocket third party costs and expenses incurred by the Acquired Companies and each of their respective directors, officers, employees, agents and other Representatives in connection with the Debt Financing or such assistance other than (x) costs and expenses incurred in connection with the preparation of historical financial statements in the ordinary course of business, including the Required Information, and (y) any other ordinary course amounts that would have been incurred in connection with the transactions contemplated hereby entirely and completely regardless of (A) any debt financing established in connection herewith and (B) any requirements or actions under this Section 7.12.

(d) Notwithstanding anything to the contrary herein, (i) it is understood and agreed that the condition precedent set forth in Section 8.02(b), as applied to the Company’s obligations under this Section 7.12, shall be deemed to be satisfied unless the Debt Financing has not been obtained primarily as a result of the Company’s willful and material breach of its obligations under this Section 7.12 and (ii) Parent and Merger Sub each acknowledges and agrees that obtaining the Debt Financing is not a condition to any of their obligations under this Agreement.

(e) The Company hereby consents to the use of the logos of the Acquired Companies in connection with any such Debt Financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Acquired Companies, their reputation or goodwill.

Section 7.13 Financing.

(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01, Parent shall use commercially reasonable efforts to take, or cause to be taken, all actions, and use commercially reasonable efforts to do, or cause to be done, all things reasonably necessary or advisable, to arrange and obtain the Financing as promptly as practicable following the date of this Agreement (taking into account the Marketing Period) and to consummate the Financing on or prior to the Closing Date. Such actions shall include, but not be limited to, using commercially reasonable efforts to: (i) maintain in effect the Commitment Letters; (ii) satisfy on a timely basis all Financing Conditions to be satisfied by, and within the control of, Parent; (iii) negotiate, execute and deliver Debt Financing Documents that reflect the terms contained in the Debt Commitment Letter (including any “market flex” provisions related thereto) or on such other terms acceptable to Parent and its Financing Sources; and (iv) in the event that the conditions set forth in Section 8.01 and Section 8.02 and the Financing Conditions have been satisfied or waived or, upon funding would be satisfied, consummate the Financing (including by instructing the Financing Sources to fund the Debt Financing in accordance with the Debt Commitment Letter, instructing the Guarantor to fund the Equity Financing in accordance with the Equity Commitment Letter and enforcing Parent’s rights under the Debt Commitment Letter).

(b) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01, Parent shall give the Company prompt notice of any material breach, repudiation or threatened or anticipated material breach or repudiation by any party to any Commitment Letter of which Parent or its Affiliates becomes aware. Without limiting Parent’s other obligations under this Section 7.13, if for any reason all or any portion of the Debt Financing becomes unavailable (including, without limitation, as a result of expiration or termination of any portion of the commitments set forth in the Debt Commitment Letter) and the portion of the Financing that remains available is less than the Required Amount, then Parent shall (i) promptly notify the Company thereof and the reasons therefor, (ii) use commercially reasonable efforts to obtain alternative financing from alternative Financing Sources (on terms containing no new or additional conditions to the consummation of such financing relative to the Financing Conditions) acceptable to Parent, that, when taken together with the portion of the Financing that remains available, is at least equal to the Required Amount, as promptly as practicable following the occurrence of such event, and (iii) use commercially reasonable efforts to obtain, and when obtained, provide the Company with a true and complete copy of, a new financing commitment that provides for such alternative financing subject only to the Financing Conditions; provided that any provisions set forth in such new financing commitment relating to fees, “securities demand” provisions, pricing terms and pricing caps, “market flex” provisions and other terms that are customarily redacted (including any dates related thereto) may be redacted, so long as such redaction does not extend to any terms that would reasonably be expected to reduce the aggregate principal amount of such alternative financing to be funded on the Closing Date or impose additional conditions precedent to the funding of such alternative financing on the Closing Date; provided, further, that, notwithstanding anything herein to the contrary, in no event shall commercially reasonable efforts be construed to require that Parent (A) pay any fees or original issue discount in excess of those contemplated by the Debt Commitment Letter as in effect of the date hereof or (B) agree to pricing or other economic terms that are less favorable (taken as a whole) than those contemplated by the Debt Commitment Letter as in effect of the date hereof (in each case of clauses (A) and (B), assuming the full exercise of any “market flex” provisions in the Debt Commitment Letter). From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 9.01, without the prior written consent of the Company, Parent shall not amend, modify, supplement, restate, assign, substitute or replace any of the Commitment Letters or any Debt Financing Document if such amendment, modification, supplement, restatement, assignment, substitution or replacement would reasonably be expected to (A) impose additional conditions precedent or expand upon (or amend or modify in any manner) the conditions precedent to the funding of the Financing, (B) reduce the amount of the Financing to an amount that is less than the Required Amount, (C) materially impair, delay or prevent the consummation of the Transactions contemplated to occur under this Agreement on the Closing Date (taking into account the timing of the Marketing Period) or (D) adversely affect Parent’s ability to consummate the Transactions; provided that Parent may, without the prior written consent of the Company, amend, modify, supplement, restate, assign, substitute or replace the Debt Commitment Letter to (1) add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities, to provide for the assignment and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments, (2) modify pricing and/or (3) increase the aggregate amount of the Debt Financing, in each case, so long as such amendments would not be reasonably expected to materially impair, delay or prevent the consummation of the Transactions contemplated to occur under this Agreement on the Closing Date (taking into account the timing of the Marketing Period) or adversely affect Parent’s ability to consummate the Transactions. Upon request of the Company, Parent shall keep the Company informed in reasonable detail of the status of Parent’s efforts to arrange the Financing. Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Merger, are not subject to, or conditioned on, Parent’s or Merger Sub’s receipt of financing. Any alternative, substitute or replacement debt financing obtained by Parent in accordance with this paragraph is the “Alternative Financing.” For purposes of this Agreement, references to “Debt Financing” shall include the financing contemplated by any Alternative Financing and references to “Debt Commitment Letter”, “Debt Fee Letter”, “Debt Financing Documents”, “Financing Sources”, or “Financing” shall include the documents (or commitments or financing sources, as applicable) in connection with any Alternative Financing to the extent permitted by this Section 7.13, and such Alternative Financing shall be required to comply with the provisions of this Agreement to the same extent as the Debt Financing.

Section 7.14 Company Credit Agreement; Company Indenture; Company Receivables Financing Agreement.

(a) At Parent’s written request, the Company shall use its commercially reasonable efforts to facilitate the delivery of the Payoff Letters at least one (1) Business Day prior to Closing and cooperate with any back-stop, “roll-over” or termination of any existing letters of credit under the Company Debt Agreements. Contemporaneously with the Closing, Merger Sub shall pay (or cause to be paid) to the lenders under the applicable Company Debt Agreements the amount specified in the applicable Payoff Letter with respect thereto (including after giving effect to any per diem amount specified therein, to the extent applicable) in cash in immediately available funds to the bank account(s) specified therein to discharge all obligations of the Acquired Companies outstanding under the applicable Company Debt Agreements (including the release and discharge of all related guarantees, liens and security interests) and to terminate the commitments thereunder.

(b) Prior to or contemporaneously with the Closing, if requested by Parent in writing at least twenty (20) Business Days prior to the Closing, the Company shall use its commercially reasonable efforts to cooperate with Parent to take such actions as are necessary to effect the redemption contemporaneously with the Closing and, if requested by Parent in writing, the satisfaction and discharge (the “Discharge”) on the Closing Date, of all of the Company’s 3.625% Senior Notes due 2029 (the “Company 2029 Notes”) issued under the Company 2029 Indenture, including, at Parent’s reasonable written request, issuing a conditional notice of redemption with respect to the Company 2029 Notes pursuant to the requisite provisions of the Company 2029 Indenture; provided that nothing in this Section 7.14(b) shall require the Company or any of its Subsidiaries to (i) issue any notice of redemption prior to the Closing unless it is (and is permitted by the Company 2029 Indenture to be) subject to and conditioned upon the occurrence of the Closing or (ii) prior to the Closing, pay or deposit any amounts required to redeem or Discharge the Company 2029 Notes, unless Parent has previously provided to the Company, or made arrangement satisfactory to the Company for deposit with the trustee under the Company 2029 Indenture, in each case, all funds required by the Company 2029 Indenture by the time required by the Company 2029 Indenture in order to complete such redemption or Discharge, including pursuant to a deposit by the Company or any of its Subsidiaries of all or a portion of such amounts on or following the Closing.

(c) In addition to or in lieu of effectuating a Discharge of the Company 2029 Indenture, Parent may, at Parent’s expense, prepare all necessary and appropriate documentation in connection with the repurchase or redemption of the Company 2029 Notes pursuant to offers to repurchase all of the Company 2029 Notes upon a Change of Control Triggering Event (as defined under the Company 2029 Indenture) (a “Change of Control Offer”), a tender offer (a “Tender Offer”), a consent solicitation (a “Consent Solicitation”) and/or other liability management transaction, including redemptions (a “Liability Management Transaction”), including notices of redemption, notices of offers to purchase and/or consent solicitation statements for or in respect of the outstanding Company 2029 Notes (collectively, the “Senior Notes Documents”). The parties hereto shall reasonably cooperate with each other in the preparation of any Senior Notes Documents. For the avoidance of doubt, notwithstanding anything herein to the contrary, Parent shall pay any premium or similar payment required in connection with a Change of Control Offer, a Tender Offer, a Consent Solicitation or a Liability Management Transaction.

(d) Provided that Parent shall have provided the Company with the Senior Notes Documents, the Company shall, at Parent’s expense (i) take any actions reasonably necessary or appropriate to be taken by it to issue conditional redemption notices and/or conditional notices of offers to purchase the Company 2029 Notes, the redemption or repurchase of which closes at or following the Effective Time, or other documents necessary to commence the Change of Control Offer, Tender Offer, Consent Solicitation and/or Liability Management Transaction, as the case may be, for the Company 2029 Notes and (ii) use reasonable best efforts to cause the applicable Trustee to proceed with the Change of Control Offer, Tender Offer, Consent Solicitation and/or Liability Management Transaction, as the case may be, and take any such action as is reasonably necessary to cause the applicable Trustee and/or other applicable agent to send the notices of offers to purchase and/or redemption, consent solicitation statement and/or other documents necessary to commence the Change of Control Offer, Tender Offer, Consent Solicitation and/or other Liability Management Transaction, as the case may be, to the holders of the 2029 Company Notes on or prior to the Closing Date, as applicable; provided, however, that nothing in this Section 7.14 or otherwise shall obligate the Company or any of its Subsidiaries to fund or set aside funds for the repurchase, redemption, satisfaction or discharge of the Company 2029 Notes or to take any action that is not at the expense of Parent.

(e) Notwithstanding anything to the contrary in this Agreement, Parent shall indemnify and hold harmless the Acquired Companies, and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all liabilities, costs or expenses suffered or incurred by any of them in connection with any Change of Control Offer, Tender Offer, Consent Solicitation, Liability Management Transaction, redemption or Discharge of the Company 2029 Indenture (or failure to redeem or Discharge, as the case may be) requested by Parent hereunder or otherwise under this Section 7.14 and any information used in connection therewith, except to the extent arising from or based upon any information provided by the Acquired Companies specifically for use in connection with the redemption or Discharge; however, that Parent shall not have any obligation to indemnify and hold harmless any such party or Person to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgment, penalties or amounts paid in settlement suffered or incurred arose from the gross negligence or willful misconduct of the Company.

Section 7.15 FIRPTA Certificate. At the Closing, the Company shall deliver to Parent a certificate and a notice prepared in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2) and 1.1445-2(c)(3) and dated as of the Closing Date, along with written authorization for Parent to deliver such certificate and notice to the IRS on behalf of the Company upon the Closing.

ARTICLE VIII.

CONDITIONS TO THE TRANSACTION

Section 8.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or written waiver by all parties, if permissible under Applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Required Company Stockholder Approval. The Required Company Stockholder Approval shall have been obtained.

(b) Antitrust and Foreign Investment Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated and (ii) the clearances, approvals and consents required to be obtained under the Antitrust and Foreign Investment Laws set forth on Schedule A hereto shall have been obtained and shall be in full force and effect.

(c) No Legal Prohibition. The consummation of the Merger shall not then be enjoined, prevented, restrained, made illegal or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of any Governmental Authority or any Applicable Law.

Section 8.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or waiver by Parent, if permissible under Applicable Law), at or prior to the Closing, of the following further conditions:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Section 8.02(a)(ii) and Section 8.02(a)(iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The representations and warranties set forth in Section 4.01(a), Section 4.02, the last sentence of Section 4.05(a) and Section 4.22 that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date).

(iii) The representations and warranties set forth in the first sentence of Section 4.05(a), the first sentence of Section 4.05(b) and the first sentence of Section 4.05(c) will be true and correct in all respects as of the date hereof and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for any inaccuracies that are de minimis in nature and amount.

(b) Covenants. The Company shall have complied with the covenants and obligations that the Company is required to comply with or to perform under this Agreement prior to the Closing in all material respects.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) Company Closing Certificate. Parent shall have received a certificate executed on behalf of the Company by its authorized representative (the “Company Closing Certificate”) to the effect that the conditions set forth in Sections 8.02(a), 8.02(b) and 8.02(c) have been satisfied.

Section 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company, if permissible under Applicable Law), at or prior to the Closing, of the following further conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties made by Parent and Merger Sub in Section 5.01, Section 5.02 and Section 5.06 (collectively, the “Parent Fundamental Representations”) shall be true and correct, in all material respects, as of the date hereof and as of the Closing Date as if made as and on the Closing Date, except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date; and

(ii) Each of the representations and warranties made by Parent and Merger Sub in this Agreement other than the Parent Fundamental Representations (without giving effect to any references to materiality qualifications) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made as and on the Closing Date, in each case, (A) except for representations and warranties that speak as of a particular date, which shall be true and correct in all respects as of such date and (B) except where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger.

(b) Covenants. Parent and Merger Sub shall have complied with the covenants and obligations that Parent and Merger Sub are required to comply with or to perform under this Agreement prior to the Closing in all material respects.

(c) Parent Closing Certificate. The Company shall have received a certificate executed on behalf of Parent by its authorized representative and to the effect that the conditions set forth in Sections 8.03(a) and 8.03(b) have been satisfied (the “Parent Closing Certificate”).

Section 8.04 Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 8.01 or Section 8.02 to be satisfied if such failure was primarily caused by the failure of Parent or Merger Sub to perform any of its material obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 8.01 or Section 8.03 to be satisfied if such failure was primarily caused by its failure to perform any of its material obligations under this Agreement.

ARTICLE IX.

TERMINATION

Section 9.01 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time notwithstanding receipt of the Required Company Stockholder Approval (except as expressly noted), only as follows:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if the Closing shall not have occurred on or before 5:00 p.m. (Eastern time) on November 10, 2023, (the “End Date”), whether such date is before or after the date of the receipt of Required Company Stockholder Approval; provided, however, that, if the Marketing Period has commenced but not yet been completed as of the close of business on the third (3rd) Business Day immediately prior to the End Date, the End Date shall be automatically extended until three (3) Business Days after the final day of the Marketing Period; provided, further, however, that the right to terminate this Agreement pursuant to this Section 9.01(b) may not be exercised by any party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Closing to have occurred on or before the End Date;

(c) by either the Company or Parent, if any Governmental Authority shall have issued a Governmental Order, decree or ruling or enacted any Applicable Law permanently enjoining preventing, restraining, making illegal or otherwise prohibiting prior to the Effective Time, the consummation of the Merger, and, as applicable, such Governmental Order or Applicable Law shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(c) may not be exercised by any party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of, or resulted in, the issuance of such Governmental Order, decree or ruling or Law.

(d) by either the Company or Parent, if (i) the Company Stockholder Meeting (including any final adjournments and postponements thereof) shall have been held and completed in accordance with this Agreement and the Company’s stockholders shall have voted on a proposal to adopt this Agreement and (ii) this Agreement shall not have been adopted at such meeting (and shall not have been adopted at any final adjournment or postponement thereof) by the Required Company Stockholder Approval;

(e) by Parent, if there is any breach or inaccuracy of, or failure to perform or comply with, any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 8.02(a) or Section 8.02(b) (a “Terminating Company Breach”) cannot be satisfied at the Closing and has not been cured by the date that is the earlier of (i) thirty (30) days after Parent notified the Company of such Terminating Company Breach and (ii) three (3) Business Days prior to the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(e) if Parent or Merger Sub has breached, there is an inaccuracy of, or there is a failure to perform or comply with any of Parent’s or Merger Sub’s representations, warranties, covenants or agreements under this Agreement such that the Company would have the right to terminate this Agreement pursuant to Section 9.01(f) (notwithstanding any cure periods therein);

(f) by the Company, if there is any breach or inaccuracy of, or failure to perform or comply with any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions specified in Section 8.03(a) or Section 8.03(b) (a “Terminating Parent Breach”) cannot be satisfied at the Closing and has not been cured by the date that is the earlier of (i) thirty (30) days after the Company notified Parent of such Terminating Parent Breach and (ii) three (3) Business Days prior to the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(f) if the Company has breached, there is an inaccuracy of, or there is a failure to perform or comply with any the Company’s representations, warranties, covenants or agreements under this Agreement such that Parent would have the right to terminate this Agreement pursuant to Section 9.01(e) (notwithstanding any cure periods therein);

(g) by Parent if, prior to receipt of the Required Company Stockholder Approval, an Adverse Recommendation Change shall have occurred;

(h) by the Company, at any time prior to the receipt of the Required Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal; provided, that (i) the Company has complied with the provisions of Section 6.02(d) with respect to such Superior Proposal, (ii) the Company pays or causes to be paid to Parent the Company Termination Fee in accordance with Section 9.03(b) and (iii) concurrently with such termination, the Company enters into such definitive agreement; or

(i) by the Company, if (i) all of the conditions set forth in Section 8.01 and Section 8.02 (other than conditions that are to be satisfied by actions taken at the Closing, which shall be capable of being satisfied at the Closing) have been satisfied or waived, (ii) the Company has confirmed that (A) all of the conditions set forth in Section 8.03 have been satisfied or irrevocably waived (other than conditions that are to be satisfied by actions taken at the Closing, which shall be capable of being satisfied at the Closing), and (B) the Company stands ready, willing and able take such actions required of it by this Agreement to cause the Closing to occur, and (iii) Parent fails to consummate the Closing within three (3) Business Days following the date the Closing should have occurred pursuant to Section 2.01.

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give a notice of such termination to the other party setting forth the clause(s) of this Section 9.01 under which such party is terminating this Agreement.

Section 9.02 Effect of Termination. Except as otherwise set forth in this Section 9.02 and Section 9.03, in the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company (subject to Section 9.03), for any intentional and willful breach of this Agreement occurring prior to such termination. The provisions of Section 7.03, Section 7.13(b), Section 9.02, Section 9.03, Article X and the Confidentiality Agreement (and any confidentiality agreements between the Company and the Guarantors and/or their respective Affiliates), shall survive any termination of this Agreement.

Section 9.03 Expenses; Termination Fee.

(a) Except as set forth in Section 7.01 and this Section 9.03, each party hereto shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that in the event that the Transactions are not consummated, Parent shall pay all fees and expenses in connection with any financing arrangements, regardless of whether such financing fees and expenses were to be incurred by the Company or any of its Subsidiaries; provided, further, that except as set forth in Section 3.02(e), Parent shall bear and timely pay all Transfer Taxes and shall prepare and timely file, at its expense, all Tax Returns and other documentation with respect to such Transfer Taxes.

(b) Company Termination Fee. If, but only if, this Agreement is terminated:

(i) (A) by Parent or the Company pursuant to Section 9.01(b) or Section 9.01(d) or by Parent pursuant to Section 9.01(e), (B) an Acquisition Proposal has been made to the Company after the date hereof and has not been withdrawn prior to such termination, (C) solely in the event this Agreement is terminated by Parent or the Company pursuant to Section 9.01(d), such Acquisition Proposal was publicly disclosed or otherwise made known to stockholders of the Company prior to such termination and (D) within twelve (12) months of the termination of this Agreement, (1) the Company enters into a definitive agreement for the consummation of any Acquisition Proposal (regardless of when made or the counterparty thereto) or (2) any Acquisition Proposal is consummated (regardless of when made or the counterparty thereto), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee, in each case, within three (3) Business Days after the date on which the Company enters into such definitive agreement or the date on which such Acquisition Proposal is consummated, as applicable (provided, however, that for purposes of this Section 9.03(b)(i), the references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) by Parent pursuant to Section 9.01(g), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee within five (5) Business Days following such termination; or

(iii) by the Company pursuant to Section 9.01(h), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee concurrently with and as a condition to such termination.

(c) Notwithstanding anything to the contrary in this Agreement, but subject to Section 10.02, Parent’s right (i) to terminate this Agreement pursuant to Section 9.01 and (ii) to receive from the Company the Company Termination Fee shall, in circumstances in which the Company Termination Fee is owed, constitute the sole and exclusive remedy of Parent and Merger Sub against (A) the Company and (B) any of the Company’s former, current and future Affiliates, assignees, stockholders, controlling persons, directors, officers, employees, agents, attorneys and other Representatives (the Persons described in clauses (i) and (ii), collectively, the “Company Parties”) for any breach, loss or damage suffered as a result of or relating to or arising out of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Company Termination Fee and such other amounts, if any, referenced in Section 9.03(g), no Person shall have any rights or claims against the Company Parties under this Agreement or otherwise, whether at law or equity, in contract in tort or otherwise, and the Company Parties shall not have any other liability relating to or arising out of this Agreement or the Transaction. Nothing in this Section 9.03(c) shall in any way expand or be deemed or construed to expand the circumstances in which the Company or any other Company Party may be liable under this Agreement or the Transactions (including the Debt Financing). For the avoidance of doubt, while Parent or Merger Sub may pursue both a grant of specific performance of the type contemplated by Section 10.02 and the payment of the Company Termination Fee pursuant to Section 9.03(b), under no circumstances shall Parent or Merger Sub be permitted or entitled to receive both a grant of specific performance of the type contemplated by Section 10.02 and monetary damages, including all or any portion of the Company Termination Fee.

(d) Parent Termination Fee. If, but only if, this Agreement is terminated (x) by the Company pursuant to Section 9.01(f) or Section 9.01(i), or (y) by the Company or Parent pursuant to Section 9.01(b) and at the time of such termination the Company could have terminated this Agreement pursuant to Section 9.01(f) or Section 9.01(i), Parent shall pay, or cause to be paid, to the Company within five (5) Business Days following such termination the Parent Termination Fee.

(e) Notwithstanding anything to the contrary in this Agreement (other than Section 7.12(b)), but subject to Section 10.02, the Company’s right to (i) terminate this Agreement pursuant to Section 9.01, (ii) receive any amounts payable pursuant to Section 7.12(b) and Section 9.03(g) and (iii) receive from Parent the Parent Termination Fee (if payable) constitute the sole and exclusive remedy of the Company against (A) Parent, (B) Merger Sub, (C) Guarantors, (D) any of Parent’s, Merger Sub’s or Guarantors’ former, current and future Affiliates, assignees, stockholders, controlling persons, directors, officers, employees, agents, attorneys and other Representatives (the Persons described in clauses (A), (B), (C) and (D), collectively, the “Parent Parties”) and (E) any Financing Related Person, in each case for any breach, loss or damage suffered as a result of or relating to or arising out of this Agreement, the Commitment Letters, the Guarantees, the other documents related to the failure of the Transactions and the transactions contemplated hereby or thereby, including such termination, any breach of this Agreement by any Parent Party, the termination of this Agreement or the failure to consummate the Transactions, and upon such termination and, if payable, the payment of the Parent Termination Fee (and such other amounts, if any, referenced in Section 9.03(g)), no Person shall have any rights or claims against or be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages against the Parent Parties or any Financing Related Person under this Agreement, the Commitment Letters, the other documents related to the Transactions or otherwise, whether at law or equity, in contract in tort or otherwise, and the Parent Parties and the Financing Related Persons shall not have any other liability relating to or arising out of this Agreement, the Commitment Letters, the other documents related to the Transactions or otherwise, except in respect of the obligations of the applicable Parent Parties set forth in Section 7.12(b). Nothing in this Section 9.03(e) shall in any way expand or be deemed or construed to expand the circumstances in which Parent or any other Parent Party may be liable under this Agreement or the Transaction. For the avoidance of doubt, while the Company may pursue both a grant of specific performance of the type contemplated by Section 10.02 and the payment of the Parent Termination Fee pursuant to Section 9.03(d), as the case may be, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by Section 10.02 to effect the Closing and payment of the Parent Termination Fee.

(f) Each of the Company, Parent and Merger Sub acknowledge and agree that the agreements contained in Sections 9.02 and 9.03 are an integral part of the Transactions, and that, without these agreements, neither Parent nor Merger Sub nor the Company would enter into this Agreement. The Company, Parent and Merger Sub acknowledge and agree that neither the Company Termination Fee nor the Parent Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub, on the one hand, and the Company, on the other hand, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger. The parties hereto acknowledge and hereby agree that in no event shall (x) the Company be required to pay the Company Termination Fee on more than one occasion or (y) Parent be required to pay the Parent Termination Fee on more than one occasion.

(g) Any amounts payable pursuant to Section 9.03(b), Section 9.03(c), Section 9.03(d) or this Section 9.03(g) shall be paid by wire transfer of same day funds in accordance with this Section 9.03 to an account designated by Parent or the Company, as applicable (such account designation to be provided in writing at least two (2) Business Days prior to the date such fee is to be paid). If the Company or Parent, as applicable, fails to pay when due any amount payable under Section 9.03(b), Section 9.03(c) or Section 9.03(e), as applicable, and in order to collect such amount, Parent or the Company, as applicable, commences a suit that results in a judgment against the Company for the Company Termination Fee or Parent for the Parent Termination Fee, as applicable, then such party shall reimburse the other for all reasonable, documented out-of-pocket costs and expenses (including fees and disbursements of counsel) incurred in connection with such suit; provided that the amount of such costs and expenses shall not exceed $10,000,000 in the aggregate.

ARTICLE X.

MISCELLANEOUS

Section 10.01 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by nationally recognized overnight delivery service, or (iv) when delivered by facsimile or email, addressed as follows:

if to Parent or Merger Sub, to:

c/o Elliott Investment Management L.P.

360 S. Rosemary Ave, 18th floor

West Palm Beach, FL 33401

Attention: Marc Steinberg

                 Scott Grinsell

Email: msteinberg@elliottmgmt.com

            sgrinsell@elliottmgmt.com

c/o Patient Square Capital

2884 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Attention: Adam Fliss

                 Justin Sabet-Peyman

Email: adam@patientsquarecapital.com

            jsabet-peyman@patientsquarecapital.com

c/o Veritas Capital Fund Management, L.L.C.

9 West 57th Street, 32nd Floor

New York, New York 10019

Attention: James Dimitri

Email: jdimitri@veritascapital.com

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention: Richard J. Birns

                 Andrew Kaplan

                 Kristen P. Poole

Email: rbirns@gibsondunn.com

            akaplan@gibsondunn.com

            kpoole@gibsondunn.com

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Michael E. Weisser, P.C.

                 Maggie D. Flores, P.C.

                 Daniel Wolf, P.C.

Email: michael.weisser@kirkland.com

            maggie.flores@kirkland.com

            daniel.wolf@kirkland.com

Milbank LLP

55 Hudson Yards

New York, New York 10001

Attention: Richard Presutti

                 Lowell Dyer

Email: rpresutti@milbank.com

            ldyer@milbank.com

if to the Company, to:

Syneos Health, Inc.

1030 Sync Street

Morrisville, NC 27560

Attention: Jon Olefson

Email: Jonathan.Olefson@syneoshealth.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Joshua Dubofsky and Javier Stark

Email: Josh.Dubofsky@lw.com and javier.stark@lw.com

or to such other address, electronic mail address or facsimile number for a party as shall be specified in a notice given in accordance with this Section 10.01; provided that any notice received by facsimile transmission or electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 10.01 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 10.01.

Section 10.02 Remedies Cumulative; Specific Performance. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder to consummate the Transactions). It is accordingly agreed that, subject in all respects to the terms and limitations set forth in this Section 10.02, the parties shall be entitled to seek to obtain an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity except as set forth herein. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Notwithstanding the foregoing, it is explicitly agreed that the Company shall only be permitted to seek or obtain specific performance or other equitable remedies enforcing the Parent Parties’ obligations to effect the Closing or causing the Equity Financing to be funded, if, and only in the event that: (a) all conditions in Section 8.01 and Section 8.02 have been satisfied or waived (other than conditions that are to be satisfied by actions taken at the Closing, which shall be capable of being satisfied at the Closing) at the time when the Closing would have been required to occur, (b) the Financing has been funded or will be funded at the Closing, (c) the Company has irrevocably confirmed in writing that (i) all of the conditions set forth in Section 8.03 have been satisfied or irrevocably waived (other than conditions that are to be satisfied by actions taken at the Closing, which shall be capable of being satisfied at the Closing), and (ii) if the Financing is funded, then the Company would take such actions required of it by this Agreement to cause the Closing to occur and (d) Parent and Merger Sub have failed to consummate the Closing prior to the second Business Day following the delivery of such confirmation.

Section 10.03 No Survival of Representations and Warranties. The representations and warranties and covenants and agreements (to the extent such covenant or agreement contemplates or requires performance prior to the Closing) in this Agreement and in any certificate or other writing delivered pursuant hereto by any Person shall terminate at the Effective Time or, except as provided in Section 9.02, upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except that this Section 10.03 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 7.04 and Section 7.07.

Section 10.04 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that no amendment or waiver shall be made subsequent to receipt of the Required Company Stockholder Approval which requires further approval of the stockholders of the Company pursuant to the DGCL without such further stockholder approval. Notwithstanding anything to the contrary contained herein, the Lender Protective Provisions contained in this Agreement (and, solely as they relate to such Lender Protective Provisions, the definitions of any terms used in such Lender Protective Provisions) may not be amended, waived or otherwise modified in any manner that adversely affects any Financing or any Financing Related Person without the prior written consent of the Financing Sources.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law. No party shall be deemed to have waived any claim arising out of this Agreement, or any right, power or privilege hereunder, unless the waiver of such right, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 10.05 Disclosure Letter References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Letter or Parent Disclosure Letter, as the case may be, shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenant, as applicable) of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenant, as applicable) would be reasonably apparent on the face of such disclosure. The listing of any matter on a party’s Disclosure Letter shall not be deemed to constitute an admission to a third party by such party, or to otherwise imply, that any such matter is material, is required to be disclosed by such party under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in a party’s Disclosure Letter relating to any possible breach or violation by such party of any Contract or Applicable Law shall be construed as an admission or indication to a third party that any such breach or violation exists or has actually occurred.

Section 10.06 Binding Effect; Benefit; Assignment.

(a) This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each party hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (i) the Indemnitees (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.04, (ii) from and after the Effective Time, the holders of shares of Company Common Stock and holders of Company Compensatory Awards shall be intended third-party beneficiaries of, and may enforce, Articles II and III, and (iii) the Financing Related Persons are intended third-party beneficiaries of, and may enforce, the Lender Protective Provisions.

(b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto by operation of Law or otherwise without the prior written consent of the other parties. Any purported assignment in violation of this Section 10.06(b) shall be null and void. Notwithstanding the foregoing, this Agreement (and all rights, interests and obligations hereunder) may be assigned, in whole or in part, without consent by each of Parent or Merger Sub (i) to any of its Affiliates or (ii) for collateral security purposes to any Persons providing financing to Parent or Merger Sub pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such financing); provided that no such assignment shall affect or relieve Parent or Merger Sub of their obligations under this Agreement.

Section 10.07 Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of, or related to this Agreement, the Transactions, or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Notwithstanding the foregoing, each party hereto agrees that any Proceeding of any kind or description, whether in law or in equity, in contract, tort or otherwise, against any Financing Related Person in any way relating to this Agreement or any of the Transactions, the Debt Financing, the Debt Financing Documents or the performance thereof or the transactions contemplated thereby, including any dispute arising out of or relating in any way to any Commitment Letter, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any conflict of laws provision thereof that would cause the application of the Laws of another jurisdiction.

Section 10.08 Jurisdiction. Each of the parties hereto hereby expressly, irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (and any state appellate court therefrom within the State of Delaware) or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court of the United States of America sitting in the State of Delaware and any appellate court therefrom, or, if any federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware and any appellate court therefrom (the “Chosen Courts”), any Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such Proceeding except in the Chosen Courts, (b) agrees that any claim in respect of any such Proceeding may be heard and determined in the Chosen Courts, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in the Chosen Courts and (d) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such Proceeding in the Chosen Courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process outside the territorial jurisdiction of the courts referred to in this Section 10.08 in any such Proceeding by mailing copies thereof by registered or certified

U.S. mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 10.01. However, nothing in this Agreement will affect the right of any party to this Agreement to serve process on the other party in any other manner permitted by Law. Notwithstanding anything herein to the contrary, each of the parties hereto agrees (i) that any Proceeding of any kind or nature, whether at law or in equity, in contract, tort or otherwise, against a Financing Related Person in connection with this Agreement, any of the Transactions, the Debt Financing, the Debt Financing Documents or the performance thereof or the transactions contemplated thereby, shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto submits for itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such courts, (ii) not to bring or permit any of its Affiliates or Representatives to bring or support anyone else in bringing any such action or proceeding in any other courts, (iii) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and (iv) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court.

Section 10.09 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE DEBT FINANCING AND DEBT FINANCING DOCUMENTS). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.09.

Section 10.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in.PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 10.11 Entire Agreement. This Agreement, the Confidentiality Agreement (and any confidentiality agreements between the Company and the Guarantors and/or their respective Affiliates) and each of the documents, instruments and agreements delivered in connection with the Transactions, including each of the Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter, constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 10.12 Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the end that the Transactions are consummated as originally contemplated to the fullest extent possible.

Section 10.13 Non-Recourse. Without limiting the rights of the Company under and to the extent provided under Section 10.02, this Agreement may only be enforced against, and any Proceeding based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto (and the Guarantors in accordance with the Guarantees and any other Person expressly named a party to any other agreement entered into in connection with the Transactions) and then only with respect to the specific obligations set forth herein (or therein), with respect to such party. Except to the extent a named party to this Agreement (and the Guarantors in accordance with the Guarantees and any other Person expressly named a party to any other agreement entered into in connection with the Transactions) (and then only to the extent of the specific obligations undertaken by such named party herein or therein, and not otherwise), (x) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent or Merger Sub under this Agreement or any other party expressly named a party in any other agreement entered into in connection with the Transaction (whether for indemnification or otherwise) or of or for any Proceeding based on, arising out of, or related to this Agreement or the Transactions and (y) no Financing Related Person shall have any liability (whether in contract, tort, equity or otherwise) to the Company or any other Company Party of or for any Proceeding based on, arising out of, or related to this Agreement, the Transactions, the Debt Financing, the Debt Financing Documents or the performance thereof or the transactions contemplated thereby; provided, however, that, notwithstanding the foregoing, nothing in this Section 10.13 shall in any way limit or modify the rights and obligations of Parent, Merger Sub or the Company under this Agreement or the obligations of the Financing Related Persons to Parent, Merger Sub and following the consummation of the Closing, the Company and its Subsidiaries under the Commitment Letters and the Debt Financing Documents.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

STAR PARENT, INC.

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

STAR MERGER SUB, INC.

By:	/s/ Adam Fliss
Name: Adam Fliss
Title: Vice President

SYNEOS HEALTH, INC.

By:	/s/ Jonathan Olefson
Name: Jonathan Olefson
Title: General Counsel and Corporate Secretary

Exhibit A

Form of Certificate of Merger

See attached

CERTIFICATE OF MERGER

OF

STAR MERGER SUB, INC.

(a Delaware corporation)

with and into

SYNEOS HEALTH, INC.

(a Delaware corporation)

[•], 2023

Pursuant to Title 8, Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), Syneos Health, Inc., a Delaware corporation (the “Corporation”), hereby executes this Certificate of Merger and certifies the following in connection with the merger of Star Merger Sub, Inc., a Delaware corporation (“Merger Sub”), with and into the Corporation (the “Merger”):

FIRST: The names and states of incorporation of each of the constituent corporations to the Merger (the “Constituent Corporations”) are as follows:

Name	Jurisdiction of Incorporation
Star Merger Sub, Inc.	Delaware
Syneos Health, Inc.	Delaware

SECOND: The Agreement and Plan of Merger entered into as of May 10, 2023 (the “Merger Agreement”), by and among the Corporation, Star Parent, Inc., a Delaware corporation (“Parent”) and Merger Sub, a wholly-owned subsidiary of Parent, has been approved, adopted, executed and acknowledged by each of the Constituent Corporations in accordance with Sections 228 and 251, as applicable, of the DGCL.

THIRD: Pursuant to the Merger Agreement, Merger Sub will merge with and into the Corporation. Following the Merger, the Corporation will continue its existence as the corporation surviving the Merger (the “Surviving Corporation”) and the separate corporate existence of Merger Sub will cease. The name of the Surviving Corporation following the Effective Time (as defined below) shall be Syneos Health, Inc.

FOURTH: Upon the effectiveness of the Merger in accordance with Section 251 of the DGCL and Section 103 of the DGCL (the “Effective Time”), the Certificate of Incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation at (and with effect from and after) the Effective Time until further amended pursuant to and in accordance with the DGCL.

FIFTH: The Merger shall become effective immediately upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

SIXTH: The executed Merger Agreement is on file at the office of the Surviving Corporation at [•].

SEVENTH: An executed copy of the Merger Agreement will be provided by the Surviving Corporation, upon request and without cost, to any stockholder of the Constituent Corporations.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Merger to be executed by its duly authorized officer this [•] day of [•], 2023.

SYNEOS HEALTH, INC.

By:
Name:
Title: